                                                Filed pursuant to Rule 424(b)(3)
                                                Registration No. 333-60314

PROSPECTUS

                                3,000,000 SHARES

                                  [NYFIX LOGO]
                                  COMMON STOCK

     This is an offering of common stock by NYFIX, Inc.

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     Our common stock is traded on the Nasdaq National Market under the symbol
NYFX. On June 21, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $23.37 per share.

--------------------------------------------------------------------------------

                                                               PER
                                                              SHARE        TOTAL
                                                              ------    -----------
Public offering price.......................................  $21.00    $63,000,000
Underwriting discounts and commissions......................  $ 1.37    $ 4,110,000
Proceeds to NYFIX, before expenses..........................  $19.63    $58,890,000

     The selling shareholders have granted the underwriters an option for a period of 30 days to purchase up to 450,000 additional shares of common stock.

--------------------------------------------------------------------------------

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

--------------------------------------------------------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

JPMORGAN
                 UBS WARBURG
                                 ROBERTSON STEPHENS

                                             U.S. BANCORP PIPER JAFFRAY

June 22, 2001

[THE COVER ART IS TITLED "NYFIX PROVIDES ELECTRONIC TRADING INFRASTRUCTURE & TECHNOLOGIES TO THE BROKERAGE INDUSTRY."

THE ARTWORK CONSISTS OF A CENTRAL CIRCULAR GRAPHIC WITH THREE PICTURES (PHOTOS) SURROUNDING THE CENTER. THE CIRCULAR GRAPHIC CONTAINS THE COMPANY LOGO AND HAS CONCENTRIC CIRCLES AROUND THIS GRAPHIC THAT CONTAIN THE NAMES OF THE COMPANY'S VARIOUS PRODUCTS.

THE THREE ADDITIONAL PICTURES THAT SURROUND THE CENTER ARE TITLED AND CONTAIN SUBTEXT AS FOLLOWS: BUYSIDE BROKER: BUYSIDE MONEY MANAGERS UTILIZE THE NYFIX NETWORK TO TRANSMIT ORDER INFORMATION TO SELLSIDE BROKERS; SELLSIDE BROKER:
SELLSIDE BROKERS UTILIZE NYFIX APPLICATIONS TO ENTER, MANAGE AND ROUTE TRADE INFORMATION. TRADERS USE NYFIX'S RISK MANAGEMENT AND ONLINE TRADE DATA STORAGE SYSTEMS TO MANAGE FIRM-WIDE TRADE DATA; EXECUTION VENUES: NYFIX EXCHANGE SYSTEMS COMPRISE STATIONARY FLOOR BOOTH APPLICATIONS AND WIRELESS HANDHELD SYSTEMS FOR ORDER MANAGEMENT AND ROUTING OF LOOKS AND REAL-TIME MARKET INFORMATION. THESE SERVICES PROVIDE ACCESS TO EXCHANGE PROVIDED EXECUTION FACILITIES AND STREAMLINE CUSTOMER ACCESS BY PROVIDING REAL-TIME CONVERSION FROM THE FIX PROTOCOL TO EXCHANGE PROPRIETARY ACCESS PROTOCOLS.]

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
Prospectus Summary..........................................      1
Risk Factors................................................      5
Forward-Looking Statements..................................     10
Use of Proceeds.............................................     11
Dividend Policy.............................................     11
Market Price of Our Common Stock............................     11
Capitalization..............................................     12
Selected Consolidated Financial Data........................     13
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     15
Business....................................................     21
Management..................................................     36
Certain Relationships and Related Transactions..............     42
Principal Shareholders......................................     44
Description of Capital Stock................................     46
Shares Eligible for Future Sale.............................     50
Underwriting................................................     51
Legal Matters...............................................     53
Experts.....................................................     53
Where You Can Find More Information.........................     53
Incorporation of Certain Documents by Reference.............     53
Index to Consolidated Financial Statements..................    F-1

     Unless otherwise indicated, all references in this prospectus to "NYFIX," "we," "us" and "our" refer to NYFIX, Inc., a New York corporation, and our subsidiary, NYFIX Overseas Inc., formerly known as Trinitech Systems International, Inc. References to NYFIX Millennium refer to NYFIX Millennium, L.L.C., our affiliate.

     "BreakWatch," "FixTrader," "FloorReport," "Guided Input," "NYFIX" and "NYFIX Millennium" are some of our registered trademarks. "E-Blotter," "Intelligent Order Routing," "Market Looks System," "Touchpad" and "TradeWatch" are some of our unregistered trademarks.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the information under "Risk Factors" beginning on page 5, the information incorporated by reference herein and the consolidated financial statements beginning on page F-1, before making an investment decision.

                                  NYFIX, INC.

     We are a leading provider of electronic trading infrastructure and technologies to the professional trading segment of the brokerage community. With our desktop solutions, stationary and wireless exchange floor systems, electronic automation systems and straight-through processing, we streamline data entry, routing and execution and eliminate many processing inefficiencies. Our infrastructure, which consists of an extensive network of electronic circuits, links industry participants across equities and derivatives markets. Our technology is being used by over 200 customers, many of which are the largest and most respected firms in the industry and we have entered into agreements with over 50% of the New York Stock Exchange (NYSE) member firms. We processed an average NYSE daily volume of 212 million shares in the first quarter of 2000, a number which has grown to 456 million shares in the first quarter of 2001, with daily volumes reaching as high as 843 million shares.

     Our products and services are broadly categorized into electronic trading infrastructure and applications and provide our customers a complete solution to enter, manage and route orders and execution data electronically. The NYFIX network is a proprietary centralized electronic infrastructure linking various market participants to provide efficient, secure and reliable order routing. A single dedicated circuit between our customers and the NYFIX network enables connectivity to buyside and sellside institutions and major international exchanges and alternative execution venues such as electronic communication networks (ECNs) and alternative trading systems (ATSs). We also have developed and offer an integrated portfolio of modular desktop trading applications, exchange floor automation and exchange access applications for trading domestic and international equities, futures and options. Our outsourced application solutions reside upon our centralized system and are delivered through the NYFIX network. Our products and services operate using the industry standard Financial Information Exchange (FIX) protocol.

     We have been profitable since the first quarter of 1999 and have had nine quarters of increasing profitability. Our net income increased to $5,676,000 in the year ended December 31, 2000 from a net loss of $2,234,000 in the year ended December 31, 1998. Our net income increased to $1,464,000 in the first quarter of 2001 from $764,000 in the first quarter of 2000. Our total revenues increased to $23,980,000 in the year ended December 31, 2000 from $6,235,000 in the year ended December 31, 1998, representing a compound annual growth rate of 96%. Our total revenues increased 92% to $8,422,000 in the first quarter of 2001 from $4,380,000 in the first quarter of 2000. We principally derive our revenues from long-term subscriptions, product sales and services. In addition to developing our subscription revenues, we plan to develop transaction based revenues. We are well positioned to distribute order routing terminals in certain domestic and international market segments seeking more direct exchange and execution access and trade processing services in return for per share based transaction fees. We believe there is a substantial market for these types of transaction revenue streams. Our order routing connectivity capabilities and technology platform also enable us to support transaction revenue generation in our affiliate, NYFIX Millennium, of which we currently own 50% and have the option to purchase an additional 30%.

     The large quantity of orderflow processed by the NYFIX network has uniquely positioned us to develop, together with our affiliate NYFIX Millennium, an ATS that functions similarly to an ECN in that it matches buy and sell orders. NYFIX Millennium can match either buy and sell orders or pass them through to the exchange or execution venue of the trader's choice, in real-time, which we believe is a unique feature and key differential from other ATSs and ECNs that rely on captive order liquidity. NYFIX Millennium augments traditional auction markets by combining the electronic execution technology of an ECN with the liquidity of traditional primary markets. Institutional traders benefit from the order invisibility and anonymity provided by NYFIX Millennium, which eliminates the negative price impact associated with displaying large blocks of shares. We are currently focusing on generating a critical mass of orderflow from the NYFIX network to NYFIX Millennium.

     Our goal is to become the leading provider of real-time electronic trade entry, routing and execution solutions to the global financial services industry. To achieve this, we plan to:

     - increase the number of participants in the NYFIX network and continue to expand the suite of products and services available to our customers;

     -      develop transaction revenue streams in NYFIX Millennium;

     - develop transaction revenue streams from our electronic trading infrastructure and technologies;

     - establish and expand orderflow through NYFIX Millennium and leverage strategic partnerships;

     -      expand the universe of securities being traded through our network;
            and

     -      continue to protect our customers' roles in the distribution market.

     Our headquarters are located at Stamford Harbor Park, 333 Ludlow Street, Stamford, Connecticut 06902 and our telephone number at that address is (203) 425-8000. We also maintain operations in New York, Chicago and London. Our international operations are conducted through our subsidiary, NYFIX Overseas Inc., formerly known as Trinitech Systems International, Inc. We maintain a Web site at www.nyfix.com. Information contained on our Web site is not a part of this prospectus.

                                  THE OFFERING

Common stock being offered by NYFIX....3,000,000 shares

Common stock to be outstanding after
this offering..........................28,577,818 shares

Use of proceeds........................We intend to use the net proceeds for working capital and general corporate
                                       purposes, including possible
                                       acquisitions. See "Use of Proceeds."

Nasdaq National Market symbol..........NYFX
                         ------------------------------

     This information is based on the number of shares outstanding as of May 18, 2001, and excludes:

     - 4,513,194 shares subject to options outstanding, at a weighted average exercise price of $12.14 per share;

     - 231,876 shares available for future issuance under our Amended and Restated 1991 Incentive Stock Option Plan; and

     - warrants to purchase 56,250 shares of common stock at a weighted average exercise price of $2.83 per share.

     Unless otherwise noted, the information in this prospectus:

     - reflects a 3-for-2 stock split, which took place in November 1999;

     - reflects a 3-for-2 stock split, which took place in April 2000; and

     - assumes that the over-allotment option of 450,000 shares granted to the underwriters by the selling shareholders has not been exercised.
                         ------------------------------

     Our fiscal year ends on December 31 of each calendar year.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth summary consolidated financial data as of the dates and for the periods presented. You should read the following information in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                                       THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                  MARCH 31,
                                           ---------------------------------------   -----------------------
                                              1998          1999          2000          2000         2001
                                           -----------   -----------   -----------   ----------   ----------
STATEMENT OF OPERATIONS DATA:
      Total revenues.....................  $ 6,235,393   $12,209,451   $23,980,167   $4,380,008   $8,422,151
      Gross profit.......................    3,702,684     8,443,864    17,602,815    3,229,960    6,481,735
      Earnings (loss) from operations....   (2,226,337)    1,194,166     6,474,494      897,853    2,504,539
      Net earnings (loss)................   (2,233,809)      960,419     5,676,427      763,760    1,463,542
      Net earnings (loss) per common
        share:
      Basic..............................  $     (0.11)  $      0.04   $      0.23   $     0.03   $     0.06
      Diluted............................  $     (0.11)  $      0.04   $      0.21   $     0.03   $     0.05

     The As Adjusted balance sheet data summarized below reflects our receipt of the estimated net proceeds from our sale of 3,000,000 shares of common stock in this offering at an offering price of $21.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

                                                                    AT MARCH 31, 2001
                                                              -----------------------------
                                                                ACTUAL        AS ADJUSTED
                                                              -----------    --------------
BALANCE SHEET DATA:
      Cash and cash equivalents.............................  $ 4,724,419     $ 62,864,419
      Working capital.......................................   10,074,746       68,214,746
      Property and equipment, net...........................   12,115,449       12,115,449
      Total assets..........................................   63,672,939      121,812,939
      Long-term debt, including current portion.............    3,900,715        3,900,715
      Shareholders' equity..................................   48,142,626      106,282,626

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. If any of the following circumstances occur, our business, financial condition or results of operations could be materially adversely affected. In that event, the trading price of our common stock could decline, and you may lose part or all of your investment.

                         RISKS RELATED TO OUR BUSINESS

ANY SLOWDOWN OR FAILURE OF OUR COMPUTER SYSTEMS COULD CAUSE US TO LOSE REVENUES AND CUSTOMERS AND SUBJECT US TO LIABILITY FOR CUSTOMER LOSSES.

     Our services depend on our ability to store, retrieve, process and manage significant databases and to electronically receive and process trade orders. Our systems or data centers could slow down significantly or fail for a variety of reasons, including undetected errors in our internal software programs or computer systems or heavy stress placed on our systems during peak trading times. We constantly monitor system loads and performance and regularly implement system upgrades to handle estimated increases in demand for capacity. However, we may not be able to accurately predict future volume increases or volatility and our systems may not be able to accommodate these demand increases or volatility without failure or degradation. In addition, our redundant systems or backup computer facility may not be able to protect us in the event of significant system failures. Any significant degradation or failure of our computer systems or any other systems in the clearing or trading processes could cause our broker-dealer customers and their customers to suffer delays in business processing, which could cause substantial losses to our broker-dealer customers and their customers, damage our reputation, increase our service costs, cause us to lose revenues and customers or divert our technical resources. We might not be able to defend ourselves adequately to enforce our contractual liability disclaimers in the event we are subjected to claims from our broker-dealer customers and their customers for losses, including litigation claiming fraud or negligence.

     Our electronic systems and data centers could be materially adversely affected by general power or telecommunications failures, computer viruses or natural disasters. They are also vulnerable to damage or failure due to human error and sabotage, both external and internal.

WE RELY ON MULTIPLE TELECOMMUNICATIONS CARRIERS FOR DATA DELIVERY. ANY DISRUPTIONS TO THESE SERVICES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     We depend on the proper and timely function of complex telecommunications systems maintained and operated by third parties, securities exchanges, clearing brokers and other data providers. Natural disasters or failures, or inadequate or slow performance of any of these systems could adversely affect our ability to provide our services. In addition, such disruptions could lead to the loss of customers, damage our reputation and negatively impact our revenues and profitability.

BECAUSE OUR OPERATING RESULTS FLUCTUATE FROM QUARTER TO QUARTER, THE PRICE OF OUR COMMON STOCK MAY BE UNSTABLE.

     Our revenues, cost of revenues, operating expenses and results of operations have fluctuated in the past and will continue to fluctuate in the future on a quarterly basis due to a number of factors. Some factors may be outside of our control and could have a negative effect on our results of operations, such as:

     - the timing and size of purchase orders from our customers;

     - unexpected delays in introducing new or enhanced products;

     - changes in the costs of telecommunication circuits and costs of data center equipment; and

     - the timing and size of expenses, including expenses for research and development of new products.

WE WERE UNPROFITABLE FROM OUR INCEPTION IN 1991 THROUGH 1998 AND WE MAY NOT REMAIN PROFITABLE IN THE FUTURE.

     We commenced operations in June 1991 and incurred net losses through 1998. Although we have been profitable commencing in the first quarter of 1999 after introducing the NYFIX network, we cannot assure you that we will continue to successfully implement our business strategy and continue to maintain profitable operations.

WE FACE SUBSTANTIAL COMPETITION IN OUR INDIVIDUAL PRODUCT AREAS FROM COMPANIES THAT HAVE LARGER AND GREATER FINANCIAL, TECHNICAL AND MARKETING CAPABILITIES, WHICH MAY HINDER OUR ABILITY TO COMPETE SUCCESSFULLY.

     We operate in a highly competitive market. Certain of our competitors may have:

     - longer operating histories;

     - significantly greater financial, technical and marketing resources;

     - more extensive customer bases; and

     - extensive knowledge of the industry.

We expect competition to intensify in the future. Competitive pressures we face may reduce our market share and materially adversely affect our business, operating results and financial condition.

WE MAY EXPERIENCE DELAYS IN ENHANCING OUR EXISTING PRODUCTS AND SERVICES AND IN DEVELOPING NEW PRODUCTS AND SERVICES, WHICH MAY AFFECT OUR COMPETITIVENESS AND CAUSE US TO LOSE MARKET SHARE.

     Our competitiveness and ability to maintain or increase our market share will depend, in part, on our ability to develop, test, sell and support enhancements to our current and new products and services on a timely basis in response to changing customer needs, competition, market conditions, technological developments and emerging standards in the financial trading industry. Our failure to successfully adapt our products and services to this rapidly changing market could reduce our revenue and cause our operating results to suffer. We may not successfully identify new product opportunities or develop and bring new and enhanced products and services to the market in a cost-effective and timely manner. If we fail to release new products and upgrades on time or if they fail to achieve market acceptance, we may experience customer dissatisfaction, cancellation of orders and loss of customers and revenues.

WE MUST MANAGE OUR GROWTH IN ORDER TO ACHIEVE OUR BUSINESS OBJECTIVES.

     We have experienced a period of significant growth in our business that may place a strain upon our management systems and resources. We intend to continue to grow in the foreseeable future and to pursue existing and potential market opportunities. Our growth has placed, and will continue to place, significant demands on our management and operational resources, particularly with respect to:

     - recruiting, training, supervising and retaining skilled technical, marketing and management personnel in an environment where there is intense competition for skilled personnel;

     - implementing new and enhanced communications and information systems;

     - maintaining and expanding a cutting edge research and development staff;

     - expanding our sales and marketing efforts;

     - expanding our facilities and other infrastructure in a timely manner to accommodate a significantly larger workforce;

     - developing and managing a larger, more complex international organization; and

     - expanding our treasury and accounting functions.

     In order to manage our growth effectively, we must also develop more sophisticated operational systems, procedures and controls. If we fail to develop these systems, procedures and controls on a timely basis, it could impede our ability to deliver products in a timely fashion and fulfill existing customer commitments and, as a result, our business, financial condition and operating results could be materially adversely affected. In addition, our revenue may not continue to grow at a pace that will support our planned costs and expenditures. To the extent that our revenue does not increase at a rate commensurate with these additional costs and expenditures, our results of operations and liquidity would be materially adversely affected.

OUR ABILITY TO SELL OUR PRODUCTS AND SERVICES AND GROW OUR BUSINESS COULD BE SIGNIFICANTLY IMPAIRED IF WE LOSE THE SERVICES OF KEY PERSONNEL.

     Our business is highly dependent on a number of key executive officers, including Peter K. Hansen, our Chief Executive Officer and President, and Lars Kragh, our Chief Information Officer. The loss of the services of any of our key personnel could have a material adverse effect on our business and results of operations. Our future success will also depend on our ability to recruit, train and retain other qualified personnel. Competition for key personnel and other highly qualified technical and managerial personnel in our industry is intense.

WE RELY, IN PART, ON OTHERS TO SUPPLY THE UNDERLYING SOFTWARE AND SYSTEMS WE USE TO PROVIDE OUR SERVICES. IF WE ARE UNABLE TO OBTAIN THIRD PARTY SUPPORT AND DELIVERY ON A TIMELY AND RELIABLE BASIS, OUR ABILITY TO PERFORM SERVICES COULD BE HINDERED AND THE RELATIONSHIPS WE HAVE WITH OUR CUSTOMERS COULD BE HARMED.

     We rely on a number of third parties to supply underlying software and systems, as well as equipment and related maintenance. If, in the future, enhancements or upgrades of third party software and systems cannot be integrated with our technologies or if the technologies on which we rely fail to respond to industry standards or technological changes, we may be required to redesign our proprietary systems. Software products may contain defects or errors, especially when first introduced or when new versions or enhancements are released. The inability of third parties to supply us with underlying software and systems on a reliable, timely basis could harm our relationships with our customers and our ability to achieve our projected level of growth.

OUR PRODUCTS MAY SUFFER FROM DEFECTS OR ERRORS, WHICH MAY HARM OUR REPUTATION OR SUBJECT US TO PRODUCT LIABILITY CLAIMS.

     The products we offer are inherently complex. Despite testing and quality control, current versions, new versions or enhancements of our products may contain errors. Any errors, slowdown or failure in our products may harm our reputation or subject us to product liability claims. Significant technical challenges also arise with our products because our customers purchase and integrate them with a number of third party computer applications and software. Such integration may not always be successful. Any defects or errors that are discovered after commercial release could result in the loss of revenue or delay in market acceptance of our products. Moreover, we could face higher development costs if our products contain undetected errors, or if we fail to meet our customers' expectations. Although we maintain general liability insurance coverage, this coverage may not continue to be available on reasonable terms or at all. In addition, a product liability claim, whether or not successful, could harm our business by increasing our costs and distracting our management.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS.

     We rely on trade secrets, copyright, trademark and patent law to protect our proprietary technology. We are currently exploring obtaining additional patents for some of our proprietary technology and know-how. Notwithstanding the precautions we take to protect our intellectual property rights, it is possible that third parties may copy or otherwise obtain and use our proprietary technology without authorization or otherwise infringe on our rights. We may have to rely on litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. Any such litigation, whether successful or unsuccessful, could result in substantial costs to us and diversions of our resources and the attention of management, either of which could negatively affect our business. Additionally, our failure or inability to enforce our intellectual property rights or protect our trade secrets could negatively impact our business prospects and/or our financial results.

CONDUCTING BUSINESS IN INTERNATIONAL MARKETS SUBJECTS US TO ADDITIONAL RISKS.

     For the year ended December 31, 2000 and the first three months ended March 31, 2001, approximately 11% and 19%, respectively, of our revenues were derived from our international operations. Thus, we are subject to risks inherent in doing business in international markets, including:

     - difficulties in recruiting and retaining personnel and managing international operations;

     - a high degree of costs associated with servicing smaller national markets; and

     - fluctuations in currency exchange rates.

Any of the above could affect the profitability of our international operations or hinder our ability to expand further internationally.

                       RISKS RELATED TO NYFIX MILLENNIUM

NYFIX MILLENNIUM HAS A LIMITED OPERATING HISTORY AND IF IT FAILS TO BECOME PROFITABLE, WE MAY HAVE TO WRITE OFF OUR INVESTMENT IN NYFIX MILLENNIUM.

     NYFIX Millennium was formed in September 1999 and since that time has been in the development stage and has incurred aggregate net losses of $11,346,000 through March 31, 2001, primarily in connection with development and start-up activities. Our investment in NYFIX Millennium involves a high degree of business and financial risks and could result in a write-off of our investment in NYFIX Millennium. NYFIX Millennium's prospects must be considered in light of the risks, expenses, delays, problems and difficulties frequently encountered in the establishment of a new business in an emerging and evolving industry. NYFIX Millennium may not be successful in its business, and profitability may never be attained.

NYFIX MILLENNIUM FACES SUBSTANTIAL COMPETITION THAT COULD MAKE IT DIFFICULT TO GAIN MARKET SHARE AND HARM ITS FINANCIAL PERFORMANCE.

     The financial services industry is very competitive and we expect competition to intensify in the future. NYFIX Millennium faces competition from traditional stock exchanges, other ATSs and ECNs. Many financial service providers with which NYFIX Millennium competes are substantially larger than NYFIX Millennium and have substantially greater financial, technical, marketing and other resources. Existing companies may seek to expand their own businesses to compete with NYFIX Millennium because of the ongoing growth of the securities markets, the interrelationship between information and trading, and the importance of technology in creating efficient trading systems. These potential competitors could include companies that enable customers to trade products and services other than securities, such as telecommunications capacity, as well as software companies, information and media companies, and other companies that are not currently in the brokerage business. NYFIX Millennium may not be able to compete effectively with its competitors.

NYFIX MILLENNIUM'S REVENUE AND GROWTH COULD BE ADVERSELY AFFECTED BY DECLINES IN TRADING VOLUME IN THE SECURITIES MARKETS.

     NYFIX Millennium, as an ATS, will primarily generate its revenue by charging customers a fee for each trade passed through its system. The number of transactions that the NYFIX Millennium system handles generally corresponds directly to the volume of trading throughout the various securities markets. Consequently, a widespread decline in overall trade volume in the securities markets could cause a decline in NYFIX Millennium's trading volume, resulting in stagnant or declining revenues.

THE SECURITIES BROKERAGE INDUSTRY IS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION. IF NYFIX MILLENNIUM FAILS TO COMPLY WITH THESE REGULATIONS, IT MAY BE SUBJECT TO DISCIPLINARY OR OTHER ACTION BY REGULATORY ORGANIZATIONS.

     The securities industry is subject to extensive regulation under both federal and state laws. In addition to these laws, NYFIX Millennium must comply with rules of the Securities and Exchange Commission (SEC), including Regulation ATS, and The National Association of Securities Dealers, Inc. (NASD), various stock exchanges, state securities commissions and other regulatory bodies charged with safeguarding the integrity of the securities markets and other financial markets and protecting the interests of investors participating in these markets. As a registered broker-dealer, NYFIX Millennium is subject to numerous regulations covering the securities business, including:

     - marketing practices;

     - capital structure, including net capital requirements;

     - record keeping; and

     - conduct of directors, officers and employees.

Any failure to comply with these regulations could subject NYFIX Millennium to censure, fines, the issuance of cease-and-desist orders or the suspension, and/or disqualification of its officers, directors or employees.

NYFIX MILLENNIUM'S COMPLIANCE AND RISK MANAGEMENT METHODS MAY NOT BE EFFECTIVE.

     NYFIX Millennium's ability to comply with regulations depends largely on the establishment and maintenance of an effective compliance system, as well as its ability to attract and retain qualified compliance personnel. NYFIX Millennium could be subject to disciplinary or other actions due to claimed noncompliance with regulations in the future. If a claim of noncompliance is made by a regulatory authority, the efforts of the management of NYFIX Millennium could be diverted to responding to such a claim and NYFIX Millennium could be subject to a range of possible consequences, including the payment of fines, civil lawsuits and the suspension of one or more portions of its business. In addition, its mode of operation and profitability may be directly affected by:

     - additional legislation;

     - changes in rules promulgated by the SEC, the NASD, the Board of Governors of the Federal Reserve System, the various stock exchanges or other self-regulatory organizations; or

     - changes in the interpretation or enforcement of existing laws and rules.

     In addition, NYFIX Millennium's status as a recognized ATS requires that its trade execution and communication systems be able to handle anticipated present and future peak trading volumes. If any of our systems and/or NYFIX Millennium's systems become disabled, the ability to process trades and handle peak trading volumes will be compromised. The status of NYFIX Millennium as an SEC registered broker-dealer and NASD member is conditioned, in part, on its ability to process and settle trades.

                         RISKS RELATED TO THIS OFFERING

OUR MANAGEMENT HAS BROAD DISCRETION IN USING THE PROCEEDS FROM THIS OFFERING AND THE PROCEEDS MIGHT NOT BE USED IN WAYS THAT INCREASE OUR OPERATING RESULTS OR MARKET VALUE.

     We estimate that the net proceeds from this offering will be approximately $58.1 million, after deducting underwriting discounts and commissions and estimated expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders in this offering if the over-allotment option is exercised. Our management will have broad discretion in how we use these net proceeds, including uses that do not increase our operating results or market value. In addition to using these proceeds for general corporate purposes, including capital expenditures and working capital, we are likely to consider using a portion of the net proceeds for the future acquisition of companies, technologies or services that complement our business, or for strategic alliances with, or investments in, companies that provide complementary products and services. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. See "Use of Proceeds."

THERE IS A LARGE NUMBER OF SHARES THAT MAY BE SOLD IN THE MARKET FOLLOWING THIS OFFERING, WHICH MAY DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

     Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock and impair our ability to raise capital through a public offering of equity securities in the future. We and our executive officers, directors and certain shareholders holding 4,777,653 shares of our common stock have agreed, with limited exceptions, not to sell shares of our common stock without the prior written consent of J.P. Morgan Securities Inc. during the period commencing on the date of this prospectus and continuing to and including the date that is 120 days from such date. For more information, see "Shares Eligible for Future Sale."

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. In some cases, you can identify forward-looking statements by words such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "intend," "project," "seek," "predict," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of 3,000,000 shares of common stock that we are offering will be approximately $58.1 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders if the over-allotment option granted to the underwriters is exercised.

     We intend to use the net proceeds from this offering for working capital and other general corporate purposes.

     We may also use a portion of the net proceeds for acquisitions of businesses, products and technologies or the establishment of joint ventures that are complementary to our business. While we are exploring certain opportunities, there are no current agreements with respect to any transactions. The amount actually used for working capital purposes will depend on a number of factors. Accordingly, we will retain broad discretion in the allocation of the net proceeds of this offering. Pending these uses, we will invest the net proceeds of this offering in interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We have never paid dividends on our common stock. We currently intend to retain any future earnings to finance the growth and development of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

                        MARKET PRICE OF OUR COMMON STOCK

     Our common stock is quoted on the Nasdaq National Market under the symbol NYFX. Prior to March 6, 2000, our common stock was quoted on the American Stock Exchange under the symbol NYF. Prior to October 25, 1999, our common stock was quoted on the American Stock Exchange under the symbol TSI. The following table sets forth, for the periods indicated, the high and low reported sales prices per share of our common stock.

                                                               HIGH      LOW
                                                              ------    ------
1999
First Quarter...............................................  $ 4.22    $ 3.06
Second Quarter..............................................  $ 8.17    $ 2.83
Third Quarter...............................................  $13.33    $ 6.39
Fourth Quarter..............................................  $21.17    $11.11
2000
First Quarter...............................................  $43.67    $14.17
Second Quarter..............................................  $44.38    $18.58
Third Quarter...............................................  $46.31    $29.63
Fourth Quarter..............................................  $45.81    $18.00
2001
First Quarter...............................................  $34.88    $19.88
Second Quarter (through June 21, 2001)......................  $32.00    $16.75

     On June 21, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $23.37 per share. As of the close of business on May 18, 2001, we had 406 holders of record of our common stock.

                                 CAPITALIZATION

     The following table summarizes our capitalization as of March 31, 2001 on an actual basis and on an as adjusted basis to reflect our receipt of the estimated net proceeds from our sale of 3,000,000 shares of common stock in this offering at an offering price of $21.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

     You should read this table together with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                      AT MARCH 31, 2001
                                                              ----------------------------------
                                                                ACTUAL             AS ADJUSTED
                                                              -----------        ---------------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Cash and cash equivalents...................................    $ 4,724              $ 62,864
                                                                =======              ========
Current portion of long-term debt, including capital lease
  obligations...............................................      2,628                 2,628
                                                                =======              ========
Capital lease obligations -- long-term portion..............      1,272                 1,272
                                                                -------              --------
Shareholders' equity:
      Preferred stock, $1.00 par value; 5,000,000 shares
       authorized, none issued..............................          -                     -
      Common stock, $0.001 par value; 60,000,000 shares
       authorized, 25,352,038 shares issued and outstanding,
       28,352,038 shares outstanding, as adjusted...........         25                    28
Additional paid-in capital..................................     47,018               105,155
Retained earnings...........................................      1,770                 1,770
Due from officers and directors.............................       (670)                 (670)
                                                                -------              --------
            Total shareholders' equity......................     48,143               106,283
                                                                -------              --------
               Total capitalization.........................    $49,415              $107,555
                                                                =======              ========

     This information excludes:

     - 4,479,074 shares subject to options outstanding, at a weighted average exercise price of $12.15 per share;

     - 303,776 shares available for future issuance under our Amended and Restated 1991 Incentive Stock Option Plan; and

     - warrants to purchase 56,250 shares of common stock at a weighted average exercise price of $2.83 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data as of the dates and for the periods presented. You should read the following information in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

     Our consolidated financial statements included elsewhere in this prospectus for the years ended December 31, 1998 and 1999 have been audited by Arthur Andersen LLP, independent auditors. The statement of operations data for the years ended December 31, 1998 and 1999 and the balance sheet data as of December 31, 1999 have been derived from these consolidated financial statements. The statement of operations data for the years ended December 31, 1996 and 1997 and the balance sheet data as of December 31, 1996, 1997 and 1998 are derived from our consolidated financial statements for the years then ended, which have been audited by Arthur Andersen LLP, independent auditors, but are not included elsewhere in this prospectus.

     Our consolidated financial statements included elsewhere in this prospectus for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors. Deloitte & Touche LLP were appointed our independent auditors on April 27, 2000. The statement of operations data for the year ended December 31, 2000 and the balance sheet data as of December 31, 2000 are derived from these consolidated financial statements.

     Our consolidated financial statements included elsewhere in this prospectus for the three months ended March 31, 2000 and 2001 and as of March 31, 2001 are unaudited. The statement of operations data for the three months ended March 31, 2000 and March 31, 2001 and the balance sheet data as of March 31, 2001 are derived from such consolidated financial statements, which in the opinion of management include all adjustments, consisting of normal recurring adjustments, that are necessary to present fairly our results of operations and financial position for the periods and at the date indicated. The results are not necessarily indicative of our future performance.

                                                                                                THREE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                                MARCH 31,
                         ------------------------------------------------------------------   -----------------------
                            1996         1997          1998          1999          2000          2000         2001
                         ----------   -----------   -----------   -----------   -----------   ----------   ----------
STATEMENT OF OPERATIONS
  DATA:
Total revenues.........  $7,013,605   $ 5,006,017   $ 6,235,393   $12,209,451   $23,980,167   $4,380,008   $8,422,151
Gross profit...........   2,867,115     2,325,879     3,702,684     8,443,864    17,602,815    3,229,960    6,481,735
Earnings (loss) from
  operations...........    (518,781)   (2,712,109)   (2,226,337)    1,194,166     6,474,494      897,853    2,504,539
Net earnings (loss)....    (445,285)   (2,594,040)   (2,233,809)      960,419     5,676,427      763,760    1,463,542
Net earnings (loss) per
  common share:
   Basic...............  $    (0.03)  $     (0.14)  $     (0.11)  $      0.04   $      0.23   $     0.03   $     0.06
   Diluted.............  $    (0.03)  $     (0.14)  $     (0.11)  $      0.04   $      0.21   $     0.03   $     0.05

                                                 AT DECEMBER 31,
                        -----------------------------------------------------------------   AT MARCH 31,
                           1996         1997         1998          1999          2000           2001
                        ----------   ----------   -----------   -----------   -----------   ------------
BALANCE SHEET DATA:
Cash and cash
  equivalents.........  $1,198,730   $2,141,307   $ 3,948,004   $ 1,565,649   $ 4,866,629   $ 4,724,419
Working capital.......   3,522,756    3,803,403     5,970,449     4,512,985     9,158,936    10,074,746
Property and
  equipment, net......     434,638    1,361,707     2,854,131     5,873,037    11,472,473    12,115,449
Total assets..........   7,473,336    7,547,263    12,997,519    38,828,025    57,558,350    63,672,939
Long-term debt,
  including current
  portion.............     802,059       93,564     1,800,000     2,500,000     3,822,919     3,900,715
Shareholders'
  equity..............   4,543,835    5,901,733     8,118,749    29,885,280    42,227,734    48,142,626

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the operating results for any future period.

OVERVIEW

     We commenced operations in January 1991, initially focusing on capturing trade order information via our Guided-Input Touchpad system, and since then we have transitioned to become a provider of infrastructure, systems, software and wireless trading technologies to the brokerage industry. We provide electronic trading and straight-through trade processing solutions to various participants in the brokerage industry such as brokerage firms, international banks and global exchanges trading in equities, futures and options. Our deployment of products and services via the NYFIX network has resulted in our processing an average NYSE daily volume of 212 million shares in the first quarter of 2000, a number which has grown to 456 million in the first quarter of 2001, with daily volumes reaching as high as 843 million shares.

     By 1996, the financial services industry had adopted the Financial Information Exchange Protocol, commonly referred to as the FIX protocol, which provides the brokerage industry with a common underlying language to enable electronic trading and communications. In late 1997, we built a communication infrastructure known as the NYFIX network utilizing the FIX protocol, which provides each customer with dedicated circuits into the NYFIX network, and provides global electronic connectivity for trade order routing. We currently offer our services, consisting of integrated hardware and software systems, together with linkage through our data center. Our customers typically subscribe to our services by paying a monthly fee per terminal for use of our integrated infrastructure and software systems. Beginning in late 1997, we focused primarily on selling our products and services on a subscription basis with ongoing monthly subscription fees rather than a software and capital equipment sales model with one-time, upfront fees. Since making this transition, total revenues have increased to $23,980,000 in 2000 from $5,006,000 in 1997, representing a compound annual growth rate of 69%. We have been profitable since the first quarter of 1999 and have had eight consecutive quarters of increasing profitability.

     Our revenues are comprised of subscription, sales and service contract revenue. Consistent with our transition to a subscription sales model from a hardware and software sales model, subscription fees represent a majority and increasing share of our total revenues. Subscription revenue contracts are primarily with brokerage firms, international banks and global exchanges trading in equities, and are generally for an initial period of one to three years, with one to three year renewal periods. Subscription revenue is recognized ratably over the lives of the subscription agreements with customers and begin once installation is complete. Sales revenue, which is comprised of software sales and capital equipment sales, is generated primarily by sales to customers in the futures and options trading market, and is expected to decrease in both aggregate dollar amounts and as a percentage of total revenues as we continue to shift our focus to servicing those markets using a subscription fee model. Sales revenue is recognized upon shipment of the product and acceptance by the customer. Service contract revenue is comprised of maintenance contracts for capital sales and subscriptions and is recognized ratably over the period that the service is provided. Service contract revenue on subscription contracts is charged to customers as a fixed percentage of such contracts.

     Cost of revenues principally consists of subscription communication lines, amortization of capitalized product enhancement costs and depreciation of subscription-based equipment, labor, materials and overhead.

     Selling, general and administrative expenses account for the majority of our operating expenses and consist of salaries and benefits, rent and office expenses, non-customer specific communication fees, provisions for doubtful accounts and marketing expenses. During the past several years, we have expanded our efforts to support an increasing number of services and to increase the number of exchanges, brokerage firms and buyside institutions connecting to the NYFIX network. We believe that our continued investment in the development of our system and its associated applications and services has increased orderflow, which in turn should facilitate both revenue growth and further distribution of our products.

     Research and development expenses relate to developing new products and technologies to meet the current and future needs of our customers. These costs consist primarily of salaries and costs related to technical and programming personnel.

     Depreciation and amortization expense consists of depreciation and amortization of equipment and software used to operate our systems.

     On October 27, 1999, we announced the formation of NYFIX Millennium, a consortium of us and seven international investment banks and brokerage firms, consisting of Deutsche Bank, ING Barings, Lehman Brothers, Morgan Stanley, Sanford C. Bernstein & Co., SG Cowen Securities Corp. and UBS Warburg. Each partner, including us, invested $2.0 million in NYFIX Millennium. Each of our partners received 25,000 units of NYFIX Millennium, collectively owning 50% of NYFIX Millennium, and we owned the remaining 50%. In addition, we purchased an option to buy from our partners an additional 30% ownership in NYFIX Millennium, for which we paid each of our partners 281,250 shares of our common stock. If we exercise this option, we will issue an aggregate of an additional 236,250 shares of our common stock to our partners for units of NYFIX Millennium owned by such partners.

     In March 2001, NYFIX Millennium added Bank of America, First Union Securities, J.P. Morgan & Co. and J.P. Morgan H&Q (formerly Chase H&Q) as new partners. Pursuant to the terms of the operating agreement of NYFIX Millennium, each new partner contributed $2.0 million to NYFIX Millennium, and we maintained our 50% ownership interest in NYFIX Millennium in exchange for reducing certain of our rights to share in future dividend distributions of NYFIX Millennium. We issued 94,000 shares of our common stock to each new partner in return for the same option rights noted above. If we exercise this option, we will issue an aggregate of an additional 60,000 shares of our common stock to our new partners for units of NYFIX Millennium owned by such new partners.

     NYFIX Millennium commenced the roll-out of its ATS on a limited basis to our existing customers in the fourth quarter of 2000 and is allowing them to use the system without charging for orders executed. Although the number of users and orders passing through NYFIX Millennium has been increasing, we currently do not anticipate that NYFIX Millennium will generate revenue until it has completed the first phase of its strategy to convert the large existing NYFIX network orderflow into liquidity available for executions in NYFIX Millennium. Once sufficient liquidity is established in the system, NYFIX Millennium intends to generate revenue by charging for each transaction on a fee per share basis.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2001 COMPARED TO THREE MONTHS ENDED MARCH 31, 2000

     Revenues. Subscription revenue increased 98% to $5,788,000 for the three months ended March 31, 2001, from $2,917,000 for the same period in 2000, principally due to increased desktop placements among existing customers, and also the addition of new customers and new product offerings sold to existing and new customers. As a percentage of total revenues, subscription revenue increased to 69% in the three months ended March 31, 2001 from 67% in the same period in 2000.

     Sales revenue increased 84% to $1,705,000 for the three months ended March 31, 2001, from $925,000 for the same period in 2000. The increase in sales revenue is principally due to customer demand for our order book management system (OBMS) derivatives trading software products. As a percentage of total revenues, sales revenue decreased to 20% in the three months ended March 31, 2001, from 21% in the same period in 2000, which is consistent with our transition to a subscription-based model, with software sales comprising the majority of sales revenue.

     Service contract revenue increased 73% to $929,000 for the three months ended March 31, 2001, from $538,000 for the same period in 2000, principally due to an increase in subscription contract revenue. In the three months ended March 31, 2001, service contract revenues comprised 11% of total revenue, as compared to 12% in the same period in 2000.

     Cost of Revenues and Gross Profit. Gross profit as a percentage of total revenues increased to 77% for the three months ended March 31, 2001, from 74% for the same period in 2000. The increase in gross profit percentage principally resulted from an increase in the amount of higher margin OBMS software installations, which was offset somewhat by increased communication charges relating to increased desktop connections and higher labor costs due to increased service contract revenues. We obtain our materials and supplies from a variety of vendors in the U.S. and Far East and did not experience any significant price increases in our component parts purchased during the first quarter of 2001. Included in cost of revenues was amortization expense of product enhancement costs of $358,000 and $241,000 for the three months ended March 31, 2001 and 2000, respectively. Also included in cost of revenues was depreciation expense for subscription-based equipment of $453,000 and $231,000 for the three months ended March 31, 2001 and 2000, respectively.

      Selling, General and Administrative. Selling, general and administrative expenses increased 69% to $3,382,000 for the three months ended March 31, 2001, from $2,001,000 for the same period in 2000, but decreased as a percentage of total revenues to 40% in the current period from 46% in the prior period. The dollar increase reflects increased salaries, related personnel costs, recruiting fees, rent expense and various office expenses due to personnel increases to support our growth.

      Research and Development. Research and development expenses decreased 24% to $78,000 for the three months ended March 31, 2001, from $102,000 for the same period in 2000, primarily as a result of our focusing on enhancing our existing product line in the three months ended March 31, 2001 as opposed to developing new products in the three months ended March 31, 2000.

      Depreciation and Amortization. Depreciation and amortization expenses increased 127% to $517,000 for the three months ended March 31, 2001, from $228,000 for the same period in 2000, reflecting principally the continued investment in our infrastructure, in addition to administrative support equipment and leasehold improvements to support our growth.

      Interest Expense. Interest expense increased 68% to $111,000 for the three months ended March 31, 2001, from $66,000 for the same period in 2000, principally as a result of interest on capital lease obligations of $57,000 during the current period.

      Interest Income. Interest income increased 92% to $48,000 for the three months ended March 31, 2001, from $25,000 for the same period in 2000, principally due to higher average cash balances maintained by us during the current period versus the comparable period in 2000.

      Provision for Income Taxes. The provision for income taxes increased to $969,000 for the three months ended March 31, 2001, from $93,000 for the same period in 2000. Commencing in 2001, we are subject to full statutory income tax rates as compared to the prior period in which we utilized the benefits of available net operating loss carryforwards.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

      Revenues. Subscription revenue increased 137% to $15,955,000 in 2000, from $6,733,000 in 1999, principally due to increased desktop placements among existing customers, and also the addition of new customers and new product offerings sold to existing and new customers. As a percentage of total revenues, subscription revenue increased to 67% in 2000, from 55% in 1999.

     Sales revenue increased 37% to $5,089,000 in 2000, from $3,715,000 in 1999.
The increase in sales revenue is principally due to customer demand for our OBMS derivatives trading software products. As a percentage of total revenues, sales revenue decreased to 21% in 2000, from 30% in 1999, which is consistent with our transition to a subscription-based model, with software sales comprising the majority of sales revenue.

     Service contract revenue increased 67% to $2,936,000 in 2000, from $1,761,000 in 1999, principally due to an increase in subscription contract revenue. In 2000, service contract revenue comprised 12% of total revenues, as compared to 14% in 1999.

      Cost of Revenues and Gross Profit. Gross profit as a percentage of total revenues increased to 73% in 2000, from 69% in 1999. The increase in gross profit percentage principally resulted from an increase in the amount of higher margin software installations and improved pricing on communication charges relating to subscription agreements. We obtain our materials and supplies from a variety of vendors in the U.S. and Far

East and did not experience any significant price increases in our component parts purchased during 2000. Included in cost of revenues was amortization expense of product enhancement costs of $1,185,000 and $719,000 for 2000 and 1999, respectively. Also included in cost of revenues was depreciation expense for subscription-based equipment of $1,257,000 and $586,000 for 2000 and 1999, respectively.

      Selling, General and Administrative. Selling, general and administrative expenses increased 50% to $9,419,000 in 2000, from $6,290,000 in 1999, but decreased as a percentage of total revenues to 39% in 2000, from 52% in 1999. The dollar increase reflects increased salaries, related personnel costs, rent expense and various office expenses due to personnel increases to support our growth. Also increasing were non-recoverable communication fees, and bad debt expense primarily due to certain independent brokers going out of business during 2000.

      Research and Development. Research and development expenses increased 53% to $454,000 in 2000, from $297,000 in 1999, as we continued to research ways to expand our product portfolio.

      Depreciation and Amortization. Depreciation and amortization expenses increased 89% to $1,255,000 in 2000, from $663,000 in 1999, principally due to our continued investment in our infrastructure.

      Interest Expense. Interest expense increased 50% to $333,000 in 2000, from $222,000 in 1999, principally as a result of capital lease obligations entered into during the period and higher average balances outstanding on our line of credit due to the draw down of an additional $700,000 in August 1999, offset in part by repayment of the principal of $83,000 a month commencing in July 2000.

      Interest Income. Interest income increased 38% to $156,000 in 2000, from $113,000 in 1999, principally due to higher average cash balances maintained by us during the year ended December 31, 2000 compared to the comparable period in 1999.

      Provision for Income Taxes. The provision for income taxes increased to $601,000 in 2000, from $94,000 in 1999. As of December 31, 1999, we established a full valuation allowance of $2,010,000 for our deferred tax assets based upon our determination of the amount that would ultimately be realized. Based upon our continued profitability during 2000 as well as expected future profitability, we determined as of December 31, 2000, that a valuation allowance was no longer required.

     At December 31, 2000, we had a net operating loss carryforward balance for federal income tax purposes of $3,776,000, expiring in 2014 through 2019. This carryforward balance may be significantly limited under the Internal Revenue Code as a result of ownership changes resulting from our equity offerings. In the event that we continue to be profitable, as we have been since the first quarter of 1999, we will have income taxes on our earnings. These taxes will have an effect on our future reported net earnings and cash flows.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

      Revenues. Subscription revenue increased 196% to $6,733,000 in 1999, from $2,278,000 in 1998. The increase in subscription revenue is principally due to our transition from offering our products and services on a capital sales basis to a subscription basis. The increase in subscription revenue is also partly due to a number of new product enhancements and order routing services introduced during the year as well as our continued increase in new orders.

     Sales revenue increased 40% to $3,715,000 in 1999, from $2,653,000 in 1998.
The increase in sales revenue was principally due to increased demand for our OBMS derivatives trading software.

     Service contract revenue increased 35% to $1,761,000 in 1999, from $1,304,000 in 1998, primarily due to the increase in subscription contract revenue. In 1999, service contract revenue comprised 14% of total revenues, as compared to 21% in 1998.

      Cost of Revenues and Gross Profit. Gross profit as a percentage of total revenues increased to 69% in 1999, from 59% in 1998, principally due to an increase in the amount of higher margin software installations and subscription agreements. During 1999, we did not experience any significant price increases in component parts purchased. Included in cost of sales was amortization expense for product enhancement costs of $719,000 and $479,000 for 1999 and 1998, respectively. Also included in cost of sales was depreciation expense for subscription-based equipment of $586,000 and $291,000 for 1999 and 1998, respectively.

      Selling, General and Administrative. Selling, general and administrative expenses increased 27% to $6,290,000 in 1999, from $4,957,000 in 1998. This increase reflected increases in salaries and related personnel costs, travel expenses and various office expenses resulting from continued expansion both in the U.S. and in London.

      Research and Development. Research and development expenses decreased 45% to $297,000 in 1999, from $537,000 in 1998, primarily as a result of our focusing on enhancing our existing product line in 1999 as opposed to developing new products in 1998.

      Depreciation and Amortization. Depreciation and amortization expenses increased 40% to $663,000 in 1999, from $475,000 in 1998, reflecting principally our continued investment in our infrastructure and data center.

      Interest Expense. Interest expense increased 106% to $222,000 in 1999, from $108,000 in 1998. This increase was principally a result of higher balances outstanding on our new line of credit and the cost of warrants issued for the guarantee of the amounts outstanding under the line of credit.

      Interest Income. Interest income increased 23% to $113,000 in 1999, from $92,000 in 1998, principally as a result of higher cash balances maintained by us during the year ended December 31, 1999 compared to the comparable period in 1998.

LIQUIDITY AND CAPITAL RESOURCES

     Prior to achieving our present levels of profitability, our primary source of liquidity had been equity capital and drawdowns from our line of credit agreement. In November 1998 and in September 1999, we raised $3,450,000 and $2,547,000, respectively, from private placements of securities. At March 31, 2001, our cash and cash equivalents balance decreased to $4,724,000, from $4,867,000 at December 31, 2000, as a result of capital expenditures and the acquisition of other assets to support our infrastructure and repayments under our line of credit and capital lease obligations, partially offset by cash provided by operating activities, repayments of advances by NYFIX Millennium and the exercise of stock options.

     At March 31, 2001, we had total debt of $3,901,000, which represents amounts outstanding under our line of credit and capital lease obligations. At March 31, 2001, we had no material commitments for capital expenditures or inventory purchases.

     On July 13, 1998, we entered into a three-year $3 million line of credit agreement with a financial institution with advances on such agreement available to us during the first 18 months. The credit agreement was primarily intended to finance equipment expenditures. Outstanding indebtedness under the credit agreement bears interest at either LIBOR plus 1.25% or the bank's prime rate, at our discretion. We drew down an aggregate of $1,800,000 under the credit agreement during 1998 and an additional $700,000 during 1999. The credit agreement prohibited us from making principal repayments prior to February 1, 2000. Repayment of principal commenced on July 30, 2000, with twelve monthly installments of $83,333 with the remaining balance due on July 30, 2001. A non-employee shareholder of ours and our president personally secured the debt. In consideration for securing the indebtedness under the credit agreement, the non-employee shareholder and our president received 337,500 and 56,250 warrants, respectively, to purchase our common stock at $2.83 per share, which was the market value of our common stock on the date such warrants were issued. Expenses related to the warrants are being recognized over the three-year term of the credit agreement.

     We believe that we have sufficient liquidity, including cash generated from operations and issuances of common stock, to support our cash needs in the year 2001.

     Working Capital. At December 31, 2000 and March 31, 2001, we had working capital of $9,159,000 and $10,075,000, respectively, representing a 10% improvement. Our present capital resources include proceeds from internal operations and from issuances of common stock.

      Cash Provided by Operating Activities. During the three months ended March 31, 2001, net cash provided by operations was $1 million as compared to net cash provided by operations for the three months ended March 31, 2000 of $2.6 million. The decrease is primarily due to an increase in accounts receivable of $1.9 million in the current quarter, offset by a 92% increase in net earnings, to $1,464,000 for the three months ended March 31, 2001, from $764,000 for the three months ended March 31, 2000.

      Cash Used in Investing Activities. During the three months ended March 31, 2001 and 2000, net cash used in investing activities was $1,151,000 and $1,460,000, respectively. The decrease represents payments for purchases of equipment related to our data center and subscription equipment and payments related to product enhancement costs for our product portfolio, offset by repayments of advances made to NYFIX Millennium.

      Proceeds From Financing Activities. During the three months ended March 31, 2001, net cash used in financing activities was $14,000, compared to net proceeds from financing activities of $1,366,000 for the three months ended March 31, 2000. During the current year's quarter, repayments under the credit line of $250,000 and principal payments under capital lease obligations of $196,000 were partially offset by proceeds of $432,000 from the exercise of stock options. During the three months ended March 31, 2000, proceeds from the exercise of warrants and stock options generated cash of $1,366,000.

SEASONALITY

     We believe that our operations are not significantly affected by seasonality. NYFIX Millennium's revenues and our transaction revenues may be affected by the trading volume seasonality inherent in the underlying markets.

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities. SFAS 133 is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. We adopted SFAS 133 effective January 1, 2001. The adoption of SFAS 133 did not have a significant impact on our financial position, results of operations, or cash flows.

     In December 1999, the SEC issued Staff Accounting Bulletin No. 101 (SAB
101), Revenue Recognition in Financial Statements. SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The adoption of SAB 101 did not have an effect on our consolidated financial statements.

     In March 2000, the FASB issued FASB Interpretation No. 44 (FIN 44), Accounting for Certain Transactions Involving Stock Compensation. FIN 44, an interpretation of Accounting Principles Bulletin 25 (APB 25), Accounting for Stock Issued to Employees, provides guidance on the application of APB 25 for stock compensation involving employees. The adoption of FIN 44 did not have an effect on our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risk generally represents the risk of loss that may be expected to result from the potential change in value of a financial instrument as a result of fluctuations in credit ratings of the issuer, equity prices, interest rates or foreign currency exchange rates. We are exposed to market risk principally through changes in interest rates and foreign currency exchange rates. Our interest rate exposure is principally limited to the $2.0 million of current portion of long-term debt outstanding at December 31, 2000, under our line of credit agreement. Borrowings under the line of credit agreement bear interest at rates that float with the market. The impact of a 100 basis point change in the interest rate on the line of credit agreement would not be material to earnings, cash flows or fair value. The financial statements of our London sales office are remeasured into U.S. dollars using the U.S. dollar as the functional currency. The market risk associated with foreign currency exchange rates is not material in relation to our consolidated financial position, results of operations or cash flows. We do not use derivative financial instruments for any purpose.

                                    BUSINESS

OVERVIEW

     We are a leading provider of electronic trading infrastructure and technologies to the professional trading segment of the brokerage industry. We provide electronic trading desktop solutions, stationary and wireless exchange floor systems, electronic access automation systems and straight-through processing to brokerage firms and international banks trading in equities, futures and options. We are the leading order routing network for NYSE listed equity trading, where we processed an average of 212 million shares per day in the first quarter of 2000, a number which has grown to 456 million shares in the first quarter of 2001, with daily volumes reaching as high as 843 million shares. Our technology is currently being used by over 200 customers, many of which are the largest and most respected firms in the industry and we have signed agreements with over 50% of the NYSE member firms.

     Through the NYFIX network, we provide the infrastructure for trade communication and global order routing between buyside and sellside institutions, numerous exchange floors, as well as other electronic trade execution venues, such as ECNs and ATSs. The NYFIX network currently includes more than 1,000 high-speed frame-relay circuits, alternative routes, fiber optics and sonnet-network infrastructure, providing an efficient, secure and reliable method for electronic trade communication. We have built and operate large scale, redundant data-centers to support communications though the NYFIX network.

     We also have developed and offer an integrated portfolio of modular desktop trading applications, exchange floor automation and exchange access applications for trading in domestic and international equities, futures and options. All of our applications reside on our centralized system and are delivered through the NYFIX network. By seamlessly integrating our proprietary infrastructure and software applications, we provide our customers a complete solution to enter, manage and route orders and execution data electronically. Our systems are based upon the industry standard FIX protocol and are typically offered on a subscription basis, with infrastructure, software and maintenance provided for a monthly fee.

     The large quantity of orderflow we process has uniquely positioned us to develop, together with our affiliate NYFIX Millennium, an ATS that functions similarly to an ECN in that it matches buy and sell orders. NYFIX Millennium is a highly automated execution venue designed to reduce the overall transaction costs and to maximize efficiency and quality of executions for institutional brokerage firms by providing increased liquidity and price improvement. By using NYFIX Millennium, the negative price impact associated with large trades is eliminated because orders are placed anonymously and invisibly.

     We are headquartered in Stamford, Connecticut and maintain operations in New York, Chicago and London. Our goal is to become the leading provider of real-time electronic trade entry, routing and execution solutions to the global financial services industry.

INDUSTRY OVERVIEW

      Inefficiencies in the Traditional Market

     Historically, stock markets operated physical trading floors with trades being executed by open outcry. Prior to 1995, the trading industry, in both equities and derivatives, relied substantially upon intra-day handwritten trading tickets and manually recorded trading blotters. Voice communication by telephone was the primary method of communicating orders and executions between institutional customers, traders at brokerage firms and brokers operating on the exchange floors. The NYSE continues to operate a physical trading floor where member firm floor brokers deliver orders to a specialist, an intermediary that makes a market in the stocks listed on the exchange.

     In addition to processing inefficiencies, the presence of an intermediary results in pricing that does not always represent the true value of a security at any given point in time. A specialist or market maker can generate mark up or mark down profits through sales or purchases of that intermediary's own inventory, which creates an inherent conflict with its duty to establish and maintain a truly efficient and liquid market. Further concerns of price distortion arise from the intermediary being the sole keeper of customer buy and sell intentions and the potential leakage of trading intentions to other brokers. By compromising the anonymity and intent of an investor, further distortion of security valuations can result as other third party market participants could profit from information about their counterpart's intent and purchase or sell before them, many times even when such third party had no prior interest in the security.

      Growth in Trading Volume

     Trading volume in equities and derivatives has grown significantly in major markets around the world. In the U.S., the average daily share volume on the NYSE increased to 1.2 billion in the first quarter of 2001, from 674 million in 1998, while the average daily share volume on Nasdaq increased to 2.1 billion in the first quarter of 2001, from 787 million in 1998.

     International equity and derivative markets have also experienced significant growth. As an example, average daily trading volume on the London Stock Exchange increased to 1.9 billion shares in 2000 from 914 million shares in 1995 and on the Tokyo Stock Exchange to 702 million shares in 2000 from 370 million shares in 1995. Similarly, the trading volume in exchange-listed equity options in the U.S. has increased dramatically to 673 million contracts in 2000 from 111 million contracts in 1990.

      Development of Electronic Trading Technologies

     As trading volume and market volatility continue to increase in both the listed and over-the-counter (OTC) markets, brokerage firms are increasingly seeking to utilize technology solutions to route, track and manage orderflow, while at the same time reducing errors and maintaining controls on their operations. While technology offering the benefits of trade automation has been available since the early 1990s, the departure from handwritten trade tickets did not gain acceptance until the mid-1990s. The lack of order routing and connectivity standards, as well as the entrenched role of the trader in the brokerage industry, were partially the cause for the delayed acceptance of electronic systems. A series of major trading scandals during the 1990s, however, prompted investment firms, brokerage firms and regulators to accept that the pace, volume and volatility in the markets had reached a level where real-time computerized electronic tracking of trading activities was necessary.

     As a major step toward industry standardization for electronic order routing, the financial services industry began to adopt the FIX protocol as the industry standard by the mid 1990s. The FIX protocol provides the brokerage industry with a common underlying language to enable electronic trading and communications and is now considered the globally adopted standard for electronic order routing.

     Today, many firms and regulators in the securities trading industry recognize the necessity of implementing straight-through processing solutions, which integrate all aspects of trading from the front office, middle office and back office, in order to reduce settlement cycles, costly errors and the cost to process transactions. Prolonged growth in the market is expected as the industry replaces legacy systems and in-house proprietary systems with more modern industry and FIX compliant systems. Many firms will also need to continually upgrade their systems because of the general evolution in computer operating systems, networking and storage systems technologies.

     New regulations governing the recording and transmission of orders to and on the NYSE floor were adopted in early 2001. These regulations are known as Rule 123. The first phase of Rule 123 requires all orders received on the NYSE floor to be input into an electronic order management system for better monitoring and tracking of trades. The second phase of Rule 123 requires all orders sent to the NYSE to be sent electronically. Rule 123 requires that all NYSE member firms adopt electronic order management systems by September 10, 2001.

      Development of the Equity Market Structure

     The advent of high-speed electronic data communication networks and computerized trading has highlighted the potential for more efficient interaction between buyers and sellers in the financial markets. The U.S. equities markets have seen the introduction of new regulations paving the way for ECNs and ATSs to compete with traditional exchanges such as the NYSE and the American Stock Exchange (Amex) in the listed market and Nasdaq in the OTC market. These ECNs and ATSs seek to provide more efficient trading mechanisms while bringing buyers and sellers directly together without an intermediary.

     As almost every traditional exchange floor in Europe and Asia has been replaced by electronic systems, much debate continues in the U.S. relating to the role of the specialist and the efficiency of the NYSE, the world's largest exchange floor in terms of its listed companies' market capitalization. The debate has increased with the recent introduction of decimal trading. While decimalization was designed and recently implemented to make price quotes more understandable for consumers, an unexpected side effect of decimalization has been an increase in the trading activity of the specialists competing with the buyers and sellers, resulting in the reluctance of institutional investors to expose block orders on the books of the specialists.

     The marketplace saw a number of ECNs and ATSs emerge during the late 1990s. The challenge for these new trading venues is to attract sufficient trading liquidity, also known as orderflow, which is transaction volume being entered into these trading venues. ECNs have captured a significant portion of the OTC market-share in executed volume in a relatively short period of time. Due in large part to a lack of access to the electronic infrastructure carrying listed orderflow, ECNs have only captured a small amount of the executed daily volume in the listed equity market.

     The goal of ATSs and ECNs is to bring buyers and sellers together directly in more efficient electronic execution venues. However, the introduction of multiple venues in addition to the traditional exchanges has created a new problem of market fragmentation. Each market or execution venue represents a separate liquidity pool and the available liquidity and pricing among the different pools is not synchronized. In addition to the technological problem of establishing connectivity between the multiple liquidity pools, the trading community is faced with the constant problem of trading in one liquidity pool while a better price may be available in another venue.

      Need for Outsourced Solutions

     While trading volume has increased and the need for direct access trading technologies has become evident, investors themselves have become more sophisticated and focused on the overall quality of execution and transaction cost of trades. Sophisticated trading strategies, particularly those involving multiple securities or types of financial instruments, are difficult to execute without both direct and rapid market access and a system that provides easy to use order entry, management and execution. Many companies are realizing that they cannot continue to internally develop systems to keep pace with current technological developments, nor can they afford adequate investment to independently maintain connectivity infrastructure and redundant systems to participants in the evolving trading market, and have therefore been driven to outsource these functions.

     Institutional traders are seeking solutions that offer direct access, speed of delivery, quality of execution and full integration between traditional exchanges and modern ECNs and ATSs.

OUR SOLUTION

     We are a leading provider of electronic trading infrastructure and technologies to the professional trading segment of the brokerage industry. We provide electronic trading desktop solutions, stationary and wireless exchange floor systems, electronic access automation and straight-through processing to brokerage firms and international banks trading in equities, futures and options. Our product portfolio is well positioned to meet the current and developing needs of our customers, providing:

     - High-speed, Redundant FIX Connectivity to Major Global Market Participants. The NYFIX network is designed to provide the financial community with a central electronic infrastructure. Through over 1,000 circuits and alternative routes, we currently connect buyside and sellside institutions, domestic and international exchanges and various ATSs, ECNs and third markets. Communications are processed through our NYFIX Super FIX engine, which is one of the industry's largest and most advanced FIX processing engines. As a result, this broad connectivity has enabled us to process a significant portion of listed equity volume each trading day. Due to our reach and access to the global marketplace, we are increasingly being regarded as the common industry electronic meeting point, which encourages new participants or those evaluating changing their existing solutions to seek connectivity to our network.

     - Easy-to-Use, Integrated Electronic Trading Products. We offer an integrated suite of desktop trading, exchange floor automation and exchange access applications, as well as straight-through processing for trading in domestic and international equities, futures and options. All of our products are available as modules that can be delivered as either complete systems or as components to complement our customers' existing solutions and needs. We continually focus on speed of applications, intuitive, easy-to-use designs and close and immediate integration with the NYFIX network. By seamlessly integrating our proprietary infrastructure and software applications, we provide our customers a complete solution to enter, manage and route orders and execution data electronically.

     - Fully Outsourced Flexible Solution. As an alternative to developing technology in-house, customers can outsource to NYFIX to serve as a common and neutral meeting place for financial information exchange. Our offerings consist of a widely deployed network, managed data center and telecommunications services, and a modular suite of applications, which enable our major brokerage customers to achieve both strategic advantages and cost savings.

     Our affiliated NASD registered broker-dealer, NYFIX Millennium, operates a highly automated execution venue designed to reduce overall transaction costs and maximize execution quality for institutional brokerage firms. NYFIX Millennium is referred to as a hybrid market system because it works to augment traditional auction markets and combines the electronic execution technology of an ECN with the liquidity of traditional primary markets. NYFIX Millennium provides increased liquidity and price improvement, while eliminating negative price impact for institutional size trades. It is designed to mitigate the current problems caused by market fragmentation and the inter-positioning of specialists and market makers in the transaction process. The key advantages of NYFIX Millennium are:

     - Invisible and Anonymous Matching. Institutions are highly motivated to conceal their trading intentions and to protect their anonymity. In the primary market for listed equities, when institutions enter large orders or disclose their trading intent, such actions cause others to react, which impacts the stock price before the institutions complete their purchases or sales. A key feature of NYFIX Millennium is its capability to invisibly expose and anonymously match orders, enabling institutions to trade in and out of block positions in real-time, without causing counterproductive price swings.

     - Integrated Access to Liquidity. Most ECNs lack access to liquidity in the listed market and fragment the market by creating separate pools of liquidity. By integrating NYFIX Millennium directly into the NYFIX network, customers have simultaneous access to liquidity in both NYFIX Millennium and the traditional listed markets. While NYFIX Millennium has the capability to instantly match orders entered in the system, a key attraction is its ability to let unmatched orders travel in real-time through the NYFIX network to the exchange or market center of the traders' choice.

     - Ease of Use and Seamless Integration. NYFIX Millennium is accessible from the trader's existing order management system or trading station, and automatically integrates the flow between customer orders, NYFIX Millennium and execution reports. While competitors generally need to install a dedicated terminal or application and establish a distribution network, NYFIX Millennium can leverage the operational NYFIX distribution network without the need for additional dedicated or specialized screen installations. Traders do not have to change the way they enter orders, which we believe eliminates a significant barrier to entry and further contributes to the efficiency of straight-through processing.

OUR STRATEGY

     Our goal is to become the leading provider of real-time electronic trade entry, routing and execution solutions to the global financial services industry. We consistently monitor the industry to analyze and determine an efficient and effective schedule for new product introductions, marketing and organizational growth initiatives in order to meet the needs of the changing markets. We plan to:

     - Increase the Number of Participants in the NYFIX Network and Continue to Expand the Suite of Products and Services Available to Our Customers. To further increase our subscription based revenues and our orderflow base, we plan to focus our sales and marketing efforts on connecting not only sellside broker-dealers but also buyside and international exchanges to the NYFIX network. We will continue to address the requirements of the trading community by introducing new core and complimentary applications, including advanced analytical and risk management applications, OTC services, multi-currency facilities across our product line, stock allocation and clearing services. The enhancement of our current product line, along with the addition of new products, will help us increase our presence in the institutional marketplace and allow us to sell higher margin products to existing customers. We plan to continue to develop and own all of the underlying intellectual property rights associated with our existing and future products.

     - Develop Transaction Revenue Streams in NYFIX Millennium. The large quantity of orderflow processed through the NYFIX network has uniquely positioned NYFIX Millennium to develop transaction based revenue. We plan to develop transaction revenue streams in NYFIX Millennium by focusing on generating a critical mass of orderflow from the NYFIX network to NYFIX Millennium.

     - Develop Transaction Revenue Streams from Our Electronic Trading Infrastructure and Technologies. As the markets converge, we are well positioned to introduce a number of offerings competing effectively with and replacing the role of certain brokers in certain target segments. In some areas of international and to some degree domestic correspondent brokerage business, we can effectively compete for business with little or no conflict with our existing client base. In the correspondent brokerage business, one brokerage firm generally services a much smaller or specialized brokerage firm and charges a transaction based per share fee for providing access to exchange executions. As the markets are becoming completely automated, providing customers with effective desktop order capturing and electronic access technology is emerging as the most important marketing parameter. Current test marketing has demonstrated that we are well positioned to develop market share in this area. We are evaluating both acquisitions and equity partnerships with certain specialized brokerage companies to gain the direct exchange membership access to capture the full gross margin potential from development of transaction-based revenue streams.

     - Establish and Expand Orderflow Through NYFIX Millennium and Leverage Strategic Partnerships. We plan to further leverage the cooperation of our equity and strategic partners to increase transaction revenues in NYFIX Millennium. This cooperation includes automatic and manual submission of orderflow to NYFIX Millennium, leveraging their trading expertise in explaining and developing electronic methods to address inefficiencies in the current market and developing and supporting suitable marketing strategies. The equity partners in NYFIX Millennium include Deutsche Bank, ING Barings, Lehman Brothers, Morgan Stanley, Sanford C. Bernstein & Co., SG Cowen Securities Corp., UBS Warburg, First Union Securities, J.P. Morgan & Co., J.P. Morgan H&Q (formerly Chase H&Q) and Bank of America, as announced in October 1999 and April 2001.

     - Expand the Universe of Securities Being Traded Through the NYFIX
       Network. The NYFIX network and NYFIX Millennium matching engine can be used to trade and match basically any financial instrument, from equities to futures, commodities or other derivative instruments. We plan to expand our presence in OTC, futures and options trading. We plan to increase our market share in international markets by expanding our direct connectivity to more international exchanges in both equities and derivatives.

     - Continue to Protect Our Customers' Roles in the Distribution
       Market. Many market observers believe that equity markets will become completely electronic. The fear of a diminishing role and loss of revenues has caused the broker-dealer community to largely withhold support for any market modernization system that can be accessed directly by buyside institutions and other investors. It is an important element of our strategy to introduce our business model in a manner that does not ultimately threaten our customers' role in the distribution channel. We believe this strategy provides us with a significant advantage over our competitors whose initiatives may ultimately eliminate the broker from the trading process.

PRODUCTS & SERVICES

      The NYFIX Network

     The NYFIX network provides a central electronic infrastructure that links buyside institutions and sellside brokers with various execution venues utilizing the FIX protocol. Built in late 1997, the NYFIX network provides our customers with global connectivity for trade order routing through a single dedicated circuit into the NYFIX network. Access to the NYFIX network private order routing and financial information communications infrastructure is offered to our customers on a subscription basis and is supported by large scale redundant data centers.

     The NYFIX network currently includes over 1,500 circuits and alternative routes to connect sellside and buyside institutions, as well as a number of domestic and international exchanges, buyside networks, ATSs and ECNs specified in the table below.

-----------------------------------------------------------------------------------------------------------------
 Domestic Exchanges                    - NYSE                                - Pacific Stock Exchange
                                       - Amex                                - Nasdaq
                                       - Boston Stock Exchange               - CME (Chicago Mercantile Exchange)
                                       - Chicago Stock Exchange              - CBOT (Chicago Board of Trade)
                                       - Philadelphia Stock Exchange
-----------------------------------------------------------------------------------------------------------------
 International Exchanges*              - Liffe (London International         - SFE (Sydney Futures Exchange)
                                       Financial Futures and Options         - TIFFE (Tokyo International
                                         Exchange)                             Financial Futures Exchange)
                                       - Deutsche Bourse Xetra/Eurex         - OSE (Osaka Securities Exchange)
                                       - Matif (Marche A Terme               - TSE (Toronto Stock Exchange)
                                         d'Instruments Financiers)/Monep     - KSE (Korea Stock Exchange)
                                       - SIMEX (Singapore International      - Euronext
                                         Monetary Exchange)                  - OM
                                       - HKFE (Hong Kong Futures Exchange)
-----------------------------------------------------------------------------------------------------------------
 Buyside Networks                      - Macgregor                           - Reuters
                                       - Thompson TradeRoute                 - Royalblue
                                       - MFN (Merrin Financial Network)      - Autex
                                       - Bridge Information Systems          - Versus Technologies
                                       - The Longview Group                  - Bloomberg
                                                                             - Triad
                                                                             - Transaction Network Services
-----------------------------------------------------------------------------------------------------------------
 ATSs/ECNs                             - NYFIX Millennium                    - REDIBook ECN
                                       - Archipelago                         - Instinet
                                       - Bloomberg Tradebook                 - POSIT
                                                                             - Island ECN
-----------------------------------------------------------------------------------------------------------------
 Allocation Delivery Systems           - ADP                                 - FIX Allocation
                                       - Pershing                            - Wexford
                                       - OASYS                               - Rolfe & Nolan
                                       - Sungard Phase III                   - GL Net
                                                                             - Beta Systems
-----------------------------------------------------------------------------------------------------------------

* While we have not yet deployed our own circuits in all of the international exchanges, we, at a minimum, offer interface systems to each international exchange.

      NYFIX Trading Products

     We provide an integrated portfolio of modular desktop trading applications and exchange floor automation and exchange access applications for trading in domestic and international equities, futures and options. We offer both trader workstation products and exchange system products as outlined in the tables below.

------------------------------------------------------------------------------------------------------------------------
TRADER WORKSTATIONS:                                 PRODUCT DESCRIPTION:                       TARGET CUSTOMER:
------------------------------------------------------------------------------------------------------------------------
 FIXTrader Workstations                Complete order management and routing system      Institutional brokerage equity
                                                                                         traders
------------------------------------------------------------------------------------------------------------------------
 Order Book Management System (broker  Real-time order management system for derivative  Institutional brokerage
   module)                             instruments including futures and options         derivatives traders
------------------------------------------------------------------------------------------------------------------------
 Nasdaq Agency Workstation             Nasdaq Level II workstation electronic order      Institutional brokerage equity
                                       entry and routing to Nasdaq liquidity sources     traders
------------------------------------------------------------------------------------------------------------------------
 TradeWatch                            Integrates data from individual FIXTraders and    Institutional brokerage traders
                                       provides monitoring of the entire trading desk's  and risk managers positions in real-time
------------------------------------------------------------------------------------------------------------------------
 Correspondent Order Management        Real-time equity order management system for      Correspondent brokers
   System                              brokerage firms to distribute to their
                                       correspondent customers
------------------------------------------------------------------------------------------------------------------------
 E-Blotter                             Real-time equity order management system          Smaller brokerage buyside and
                                                                                         money management traders
------------------------------------------------------------------------------------------------------------------------
 International Universal Browser       Enables browser-based order entry and routing     International brokerage buyside
   Front-end                           service for both equities and derivatives on a    and money management traders
                                       global basis
------------------------------------------------------------------------------------------------------------------------
 Market Looks System (ImageViewer      Enables digital transmission of real-time         Institutional brokerage equity
   Module)                             "looks" from an exchange floor to upstairs        traders
                                       traders
------------------------------------------------------------------------------------------------------------------------
 Market Data Server: P&L Module, VWAP  Profit and loss tracking and volume weighted      Institutional brokerage equity
                                       average price execution capability                traders
------------------------------------------------------------------------------------------------------------------------
 Online Data Storage & Research Tool   Currently in development, this is a               Institutional brokerage firms
                                       browser-based trade history research tool that    and trading and compliance
                                       will enable customers to migrate from paper to    departments
                                       electronic storage according to SEC requirements
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
EXCHANGE SYSTEMS:                                    PRODUCT DESCRIPTION:                       TARGET CUSTOMER:
------------------------------------------------------------------------------------------------------------------------
 Market Looks System (floor look       Enables digital transmission of real-time looks   Exchange floor brokers and
   module)                             from an exchange floor to upstairs traders        clerks
------------------------------------------------------------------------------------------------------------------------
 NYFIX Handheld                        Enables order management and digital              Exchange floor brokers
                                       transmission of real-time looks from the
                                       specialist post or crowd to upstairs traders
------------------------------------------------------------------------------------------------------------------------
 FloorReport                           Exchange floor booth order management and         Exchange floor brokers and
                                       routing system                                    clerks
------------------------------------------------------------------------------------------------------------------------
 BreakWatch                            Online trade comparison system for identifying    Exchange floor clerks/data
                                       intra-day trade errors and breaks                 entry staff
------------------------------------------------------------------------------------------------------------------------
 Exchange Access Products              Translation to and from various exchange          Brokerage firms
                                       protocols to FIX protocol
------------------------------------------------------------------------------------------------------------------------

TRADER WORKSTATION PRODUCTS

     Our trader workstations provide order routing to a variety of liquidity sources, including major regional exchanges, ECNs and ATSs. The workstations enable traders to monitor and manage the flow and execution of equity orders.

      FIXTrader Workstation

     Our FIXTrader system provides a complete order management solution for upstairs traders that allows the electronic entry and routing of orders and executions between buyside institutions, sales and block desks and exchange floor booths. Traders enter orders quickly and efficiently through Touchpad, or a mouse and keyboard configuration, which are then routed to the appropriate order execution venue in seconds, with completed executions routed back in the same efficient manner. With the financial industry's adoption of FIX as the standard protocol for communicating electronically, FIXTrader offers an easy way for firms to gain FIX compliance. FIXTrader enables firms to receive orders electronically from the buyside, as well as connect to back office systems helping firms achieve straight-through processing.

      Futures and Options OBMS

     Our Futures and Options OBMS offers traders the ability to enter, route and manage orders and executions in real-time. Global order routing between different international branches of the same firm and the major global exchanges, both open outcry and electronic, is supported by this comprehensive system. OBMS provides real-time ticketless order capture, global order routing with interfaces to exchange supported systems and user-friendly 24-hour order management in one complete open system.

      Nasdaq Agency Workstation

     Our Nasdaq Agency Workstation enables electronic order entry and routing to all Nasdaq liquidity sources. This system integrates with our customers' FIXTrader workstation, giving users the ability to trade listed and OTC securities from a single terminal. The functionality of our Nasdaq Agency Workstation includes a central order blotter for managing and tracking order status, complete recapping functionality, average price calculation, filters for easy viewing, convenient allocation and archiving capability. Users can access buyside institutions, market makers, exchange brokers, major and regional exchange systems and a variety of ATSs for streamlined order and execution routing. Our Nasdaq Agency Workstation is fully FIX compliant.

      TradeWatch

     Our TradeWatch product equips head traders and risk managers with an application to keep appraised of all trading desk positions at the trader's or manager's firm. TradeWatch consolidates and integrates information from FIXTrader workstations in real-time and allows a head trader or risk manager to obtain an essential overview of all trading activities.

      Correspondent Order Management System

     Our Correspondent Order Management System facilitates the transmission of order and execution information between correspondents. Correspondent customers can enter and route orders to the broker and the broker, in turn, can route those orders to a number of execution venues including exchanges, Direct Order Turnaround (DOT) and a variety of ECNs and ATSs. The system is available through Web browsers and provides order entry and routing, risk management and compliance, active trade management, administrative functionality, allocation, average pricing and clearing support.

      E-Blotter

     Our E-Blotter system is a browser driven, real-time U.S. equity order management system designed for the broker-dealer community. E-Blotter uses a central screen to track all initiated and executed orders, enabling users to view all positions at a glance. E-Blotter's functionality includes a central order blotter for managing and tracking order status, recapping functionality, average price calculation, filters for easy viewing, convenient allocation and archiving capability. E-Blotter is Order Audit Trail System (OATS), Automated Confirmation Transaction (ACT) and FIX compliant.

      International Universal Browser Front-End

     Our International Browser front-end facilitates all aspects of global equities and derivatives trading, including multi-currency capability for price marking of international trades. While we have already sold this front-end to several large global brokerage operations for their internal deployment, we plan to commence the distribution of this product through the NYFIX network this year.

      Market Looks System (ImageViewer Module)

     Our Market Looks System is comprised of two complementary software modules:
ImageViewer for the upstairs trader workstations and FloorLook for the exchange floor booths. ImageViewer enables traders to electronically receive real-time quotes on stocks directly from the exchange floor. Our Market Looks System is operated by a floor clerk located at the member's booth or through a NYFIX Handheld wireless computer scanning handwritten quote slips, called looks, into a scanner. These scanned looks are instantly transmitted to upstairs traders at their workstations in multiple sites and remote offices. Implementation of the system results in the elimination of repetitive telephone traffic between upstairs traders and floor staff. Our Market Looks System helps firms reduce errors and disseminate information more efficiently.

      Market Data Server: P&L Module, VWAP Capability

     We are in the process of building a market data server process, which will enable the distribution of real-time market data to customers. This functionality will be leveraged to deliver on-demand updates of profit and loss information to FIXTrader blotters, as well as live updates of volume-weighted average price (VWAP) information, for selected securities. In addition, handheld devices on the floor of the NYSE will be able to request recent time and sales information, as well as volume-weighted average price data. As part of the market data server initiative, we have applied to the NYSE for market data vendor privileges.

      Online Data Storage and Research Tool

     We are developing an optical disc storage solution that meets SEC storage, access and retention requirements for trade data. The product will be supported by a user-friendly, browser-based trade history research tool. We anticipate that this application will remove a significant burden from our customers, as they will be able to migrate from paper to electronic storage.

EXCHANGE SYSTEMS

     Our exchange systems are comprised of stationary floor booth applications and wireless handheld systems for order management and routing of looks and real-time market information. Our exchange systems also provide access services to exchange provided execution facilities. We streamline customer access by providing real-time conversion from the FIX protocol to exchange proprietary access protocols.

      Market Looks System

     Our Market Looks System enables member firms to get real-time quotes, or looks, on stocks directly from the exchange floor to the firms' upstairs trading desk. Our Market Looks System helps firms reduce errors and disseminate information more efficiently. Our NYFIX FloorLook product transmits real-time images directly to the trading community from the stationary floor booth systems and wireless handheld systems.

      NYFIX Handheld

     Our NYFIX Handheld product allows floor brokers to effectively communicate with floor exchange booths and upstairs trading desks regardless of their physical location on the floor of a stock exchange. The wireless handheld computer transmits looks from the floor broker positioned near a specialist post to upstairs traders, thereby greatly improving communications and flow of information from the market to the trading desk. The NYFIX Handheld product conforms to Rule 123 and is designed to be compatible with the NYSE's reporting systems.

      FloorReport

     Our FloorReport system provides brokerage firms with a complete electronic order management system for exchange trading and floor operations. Complete trade and execution information is available at a glance. The system allows firms to track the status of orders and time-stamped printed tickets, reduce paperwork and enable booth staff to manage orders more effectively, increasing floor productivity. FloorReport reduces errors and simplifies floor operations through such features as real-time average price calculation and automatic tracking of trade execution status. FloorReport is both Rule 123 and FIX compliant.

      BreakWatch

     Our BreakWatch product is a post-trade product that identifies internal trade breaks, or errors, on an intra-day basis, thus protecting firms from the exposure of costly trading errors. BreakWatch provides important functionality in the trade reporting process, enabling firms to electronically transmit written execution report information to the Online Comparison System (OCS), as well as comparing verbal execution reports from FloorReport with written reports transmitted to the OCS.

      Exchange Access Products

     We developed and offer software to enable our customers to communicate with various exchange provided execution facilities. Many firms use systems that are based on legacy technology, as well as protocols used by other exchanges. To simplify access to all trading venues, we developed translation applications that enable our customers to access FIX protocol from legacy systems, including DOT, which is used by the NYSE and Amex.

NYFIX MILLENNIUM

     NYFIX Millennium is designed to offer users access to multiple liquidity points through a single terminal, complete anonymity and invisibility, Intelligent Order Routing and the opportunity for price improvement and liquidity enhancement. NYFIX Millennium provides an efficient way for major financial institutions and traders to obtain the best match available for their transactions in the listed equities marketplace. NYFIX Millennium resides in the NYFIX network and offers matching of the following two categories of orders:

     - Pass-through orders are those orders that pass through NYFIX Millennium in route to another execution venue, typically the NYSE. The pass-through feature provides the trader with real-time exposure to orders that reside in NYFIX Millennium, which can lead to potential price improvement and liquidity enhancement.

     - Conditional orders are anonymous and invisible orders that reside in the NYFIX Millennium matching engine. Orders are electronically pegged to the price of the underlying market center of the trader's choice, such as NYSE bid/offer or national best bid price or offer (NBBO). To attract matches, the trader can offer a small price improvement while still trading between the bid and offer offered in the underlying market. In addition, to optimize on the trading outcome, the trader can put a number of restrictions on an order to temporarily suspend such order automatically when unfavorable conditions occur and add conditions designed to improve trading results. Examples of such conditions are size of execution per price increment, maximum tolerable spread, maximum price tolerance from last execution in the market, high or low price limits and other trade restrictions.

     The scope of most ECNs and ATSs is limited to matching conditional orders against one another. A significant advantage the NYFIX Millennium model has over these competing ECNs and ATSs is its ability to also execute against the pass-through orders being routed through the NYFIX network. This increases the access to liquidity and the likelihood of successful trade matches.

     NYFIX Millennium is currently in the first phase of its marketing strategy. This first phase focuses on converting the large existing NYFIX network orderflow to liquidity available for executions in NYFIX Millennium. The second phase will focus on NYFIX Millennium users entering conditional orders. Through the interaction of the system's various order types, such as conditional and pass-through, and continued growth of the NYFIX network share volume, we believe that NYFIX Millennium will be able to provide superior results in trade execution quality for existing NYFIX customers, as well as new NYFIX Millennium participants.

SALES AND MARKETING

     Our sales operation employs 32 people and is structured in four teams, including customer sales, account management, project management and central help desk operations. The manager and senior members of each team have been with us for three years or more and have a track-record of team-building, successful sales delivery and on-going customer operations support.

     We have been experiencing a shortening of sales cycles as the industry increasingly employs electronic trading technology and new regulations require intra-day electronic compliance reporting. For new accounts, the sales cycle is generally one to six months with add-on sales of additional services to existing clients being shorter. We generally provide our products and services on three year subscription agreements with automatic annual renewals at the end of the initial term.

     We focus on developing customer acceptance of our product lines with access to general upgrades rather than individual client customization. Our sales team works closely with our product development team and several of our products and enhancements have been developed based on user-group consensus.

     We maintain an in-house marketing department covering all aspects of exhibition, collateral marketing materials planning and production. We focus primarily on direct marketing efforts designed to reach our target segment of customers rather than mass marketing, which we believe results in a significantly more effective return on our marketing investment. In connection with the broadening of industry awareness of NYFIX Millennium, we expect to participate in some supporting mass marketing initiatives.

TECHNOLOGY

     Our technology is designed to meet our customers' business needs for consistently available, expandable, and cost efficient infrastructure and software. We apply what we believe to be industry best practices in areas such as strategic planning, implementation partnerships, operating procedures, documentation and application development methodology. Our infrastructure technologies provide market participants with highly reliable connectivity and liquidity pools, while our software applications provide an easy to use integrated suite of desktop applications and exchange floor systems.

     Throughout our operating history, we have experienced excellent retention of our technical employees. We believe that this has enabled us to attract and develop staff, managers and project leaders with extensive technical and brokerage industry experience.

      Infrastructure Technologies

     Our underlying infrastructure is implemented to a modular or building block standard. A building block standard consists of the amount of storage, processing and network capacity necessary to support a set of customers. As we add customers to our system, building blocks can be easily inserted into our architecture to accommodate continued network growth and we expect the average cost per customer to decline. Our building block architecture relies upon advanced technology standards, including storage area networking, high availability code and metropolitan area networking using fiber optic cable. We believe that we are a technology leader in our industry in that we maintain two fully active production data centers, either of which can support all of our current production requirements, providing 100% real-time redundancy. Later this year, we expect to implement a storage side area network using dense wave multiplexing. Dense wave multiplexing allows multiple channels and protocols of data to run over a single pair of fiber optic cables and will enable us to increase capacity between our data centers without a significant increase in cost. Our systems and data centers are continuously monitored by an automated system that logs the performance of communication lines, equipment and systems.

     To achieve the highest level of availability, we rely on multiple telecommunication carriers for data transport between core data centers and customers, including AT&T, Sprint, Worldcom, Metromedia Fiber Networks and Verizon. Our data volume is sufficient to allow us to diversify across carriers, decreasing our reliance on any single telecommunication service provider, without losing the benefit of economies of scale.

     Our equipment and systems are co-located in two independent Comdisco, Inc. data center facilities in Carlstadt and North Bergen, New Jersey. By co-locating equipment, we derive operating economies while obtaining the highest quality of service available in a physical plant. Comdisco's around-the-clock facilities are protected by state-of-the-art fire suppression and heating ventilation air conditioning (HVAC) systems and have multiple, uninterruptible sources of power, including backup generators and fully redundant power distribution units. Security personnel, procedures and video surveillance protect against unauthorized physical access to our equipment.

      Application Development

     We work closely with our customers and business partners to develop managed software services that will address unfulfilled market needs. We establish a business case for each potential new offering and major software update to ensure that any new initiative meets strategic, operational, technical and economic criteria. We have implemented methodology tools and procedures that have enhanced our ability to author quality products and applications. Our development team uses Rational software tools to formalize work plans and coordinate highly complex development tasks.

     Our software is authored to take advantage of the FIX protocol and has been written in object oriented ANSI C++ language, which can run on various operating system platforms, including UNIX and Microsoft Windows. We maintain a library of reusable program code and use naming conventions, which facilitates rapid application development and provides a homogenous and familiar look and feel to our customers. Our standardized approach greatly enhances the quality of our programs and products. Our quality control department has a dedicated laboratory, which simulates the NYFIX system. All of our new product releases are tested under load and stress conditions using automated tools for reliability, interoperability and defects. Our sales support, customer training and technical engineering group provides ongoing feedback from our customer base to our product development team and quality control department. This allows us to continuously refine and enhance our products to better serve our customers' needs.

COMPETITION

     The electronic order management and delivery industry is highly competitive and constantly evolving through technological and regulatory change. Our competition varies widely and we encounter different categories of competitors to each of our product and service offerings. We also face competition from potential customers who choose to maintain their own infrastructure and develop their own in-house proprietary order management software systems.

     Competition within our industry is based on a variety of factors, including product features, product functionality and performance; product quality and reliability; price; and technical support and customer service. Based on our experience, we believe that we compete effectively in each of these categories.

     We face competition in the following three areas:

     - Network Services. Transaction Network Services and Global Crossing (who recently purchased IXnet) are large fiber optic networks capable of carrying multiple types of financial information. Both of these companies provide basic connectivity offerings for order routing. However, we believe the NYFIX network provides more value added connectivity, with its embedded FIX protocol communication and its sophisticated execution provider links.

     - Exchange Floors. We are a leading provider of exchange floor automation technology, including stationary and wireless trading technologies. While we have technology deployed and offer access to numerous exchanges, our most significant presence is in the U.S. listed equity market. Member firms operate approximately 1,600 booths on the NYSE. Most of these firms are in the process of automating their floor operations and to date we have signed agreements with over 50% of the member firms and have installed more than 450 stationary systems and deployed over 150 handheld devices on the NYSE exchange floor. The NYSE itself also offers floor technology to member firms and there are several other smaller competitors in this area, including Tradeware.

     - Desktop Products. We face competition from vendors who produce desktop solutions for traders who are not on the floor, including several vendors in listed equities such as Brass, Royalblue Group and Bloomberg. These competitors either have or are building data centers for a service bureau offering and have the ability to pass listed orderflow through their systems to the exchange floors, including the NYSE. We believe that we compete effectively with these vendors by offering easy-to-use, seamless integration with our exchange floor products and extensive electronic market connectivity.

     NYFIX Millennium faces competition from traditional stock exchanges, other ATSs and ECNs offering a variety of execution services and methods, some focusing on retail orderflow rather than institutional orderflow.

INTELLECTUAL PROPERTY AND OTHER PROPERTY RIGHTS

     Despite the precautions we take to protect our intellectual property rights, it is possible that third parties may copy or otherwise obtain and use our proprietary technology without authorization or otherwise infringe upon our proprietary rights. It is also possible that third parties may independently develop technologies similar to ours. It may be difficult for us to prevent unauthorized use of our intellectual property and we cannot assure you that the steps we take will prevent misappropriation of our technology. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation, whether or not successful, could result in substantial costs and diversions of resources.

     We may in the future receive notices of claims of infringement of other parties' proprietary rights. We cannot assure you that claims of infringement or invalidity, or claims for indemnification resulting from infringement claims, will not be asserted or prosecuted against us. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources or require us to enter into royalty or licensing agreements. We cannot assure you that these royalties or licenses would be available on reasonable terms, if at all.

GOVERNMENT REGULATION

     The U.S. securities industry is subject to extensive regulation under both federal and state laws. In addition, the SEC, the NASD, other self regulatory organizations, commonly known as SROs, such as the various stock exchanges, and other regulatory bodies, such as state securities commissions, require strict compliance with their rules and regulations. As a matter of public policy, regulatory bodies are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of investors participating in those markets, not protecting creditors or stockholders of broker-dealers. Companies that operate in the securities industry are subject to regulation concerning many aspects of their business, including trade practices, capital structure, record retention and the conduct of directors, officers and employees. Failure to comply with any of these laws, rules or regulations could result in censure, fine, the issuance of cease-and-desist orders or the suspension or disqualification of our directors, officers or employees. Neither we nor any of our directors, officers or employees are currently subject to any cease-and-desist orders, suspensions or disqualifications under the rules of any of these regulatory organizations. An adverse ruling in the future against us or our directors, officers or employees, including censure or suspension, could result in us, our directors, officers and other employees being required to pay a substantial fine or settlement, and could result in their suspension or expulsion.

     The regulatory environment in which we operate is subject to change. Our profitability may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other U.S. or foreign governmental regulatory authorities or the NASD. We may also be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and the NASD. Additional regulation, changes in existing laws and rules, or changes in interpretations or enforcement of existing laws and rules often directly affect the method of operation and profitability of securities firms. We cannot predict what effect any such changes might have.

     Our business, both directly and indirectly, relies on the Internet and other electronic communications gateways. We intend to expand our use of these gateways. To date, the use of the Internet has been relatively free from regulatory restraints. However, the SEC, SROs and states are beginning to address regulatory issues that may arise in connection with the use of the Internet. Accordingly, new regulations or interpretations may be adopted that constrain our own and our customers abilities to transact business through the Internet or other electronic communications gateways.

     New regulations governing the recording and transmission of orders to and on the NYSE floor were adopted in early 2001. These regulations are known as Rule 123. The first phase of Rule 123 requires all orders received on the NYSE floor to be input into an electronic order management system for better monitoring and tracking of trades. The second phase of Rule 123 requires all orders sent to the NYSE to be sent electronically. Rule 123 requires that all NYSE member firms adopt electronic order management systems by September 10, 2001. We believe that Rule 123 regulations will have a positive impact on our business because we already produce systems capable of meeting and exceeding the regulatory requirements, with many additional features designed to reduce error and maximize customer efficiency.

NET CAPITAL REQUIREMENTS

     As a registered broker-dealer and member of the NASD, NYFIX Millennium is subject to SEC imposed net capital requirements. Failure to maintain the required net capital may subject NYFIX Millennium to suspension or revocation of its registration by the SEC and suspension or expulsion by the NASD and other regulatory bodies and, if not cured, could ultimately require NYFIX Millennium's liquidation.

EMPLOYEES

     As of May 1, 2001, we had 124 full-time employees, of whom 80 were in technology support and development, 32 were in sales and marketing and 12 were in finance and administration. Of our 124 full-time employees, 105 are employed in the U.S. and 19 are employed in London. Our employees are not represented by any collective bargaining organization or covered by a collective bargaining agreement. We believe that our relationships with our employees are good.

PROPERTIES

     Our headquarters and production facility are located in approximately 14,000 square feet of office space in Stamford, Connecticut. We lease this space through a combination of two leases, one of which expires on April 30, 2002 and the other, a sublease, which expires on February 28, 2005. Payments under the Stamford lease are $348,000 per year. We are currently negotiating a lease for an additional 7,100 square feet of office space in the same building. Payments for this new space will be $266,000 in the first year and are subject to annual escalation. This lease will also extend the expiration of our original office lease from April 30, 2002 until February 28, 2005 and annual rent payments under the original lease will be subject to annual escalation. Our London office has approximately 5,490 square feet for which we pay approximately L85,000 per year and receive rental income of approximately L23,000. The London lease expires on March 25, 2009. In addition, we rent office space at 100 Wall Street in New York City and at 111 West Jackson Boulevard in Chicago for annual rental amounts of $732,000 and $72,000, respectively, for approximately 21,900 square feet and 2,900 square feet, respectively. NYFIX Millennium personnel use approximately one-half of our space at 100 Wall Street, for which we charge them approximately $366,000 in annual rent. We also lease office space of approximately 3,700 square feet at 33 Union Square in New York City for an annual rental amount of $162,000, expiring on November 30, 2001. Under a management agreement with NYFIX Millennium, NYFIX Millennium occupies the space at 33 Union Square and reimburses us for the total annual rental payment amount. We believe that the facilities described above are adequate for our current needs.

LEGAL PROCEEDINGS

     We may be subject to various claims and legal actions arising in the ordinary course of business from time to time. We are not currently a party to any legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors are as follows:

NAME                                              AGE    POSITION
----                                              ---    --------
Peter K. Hansen(1)..............................  40     President, Chief Executive Officer and Chairman
                                                         of the Board
Richard A. Castillo.............................  43     Chief Financial Officer and Secretary
Lars Kragh......................................  40     Chief Information Officer
George O. Deehan(1)(2)..........................  58     Director
William J. Lynch(2).............................  59     Director
Carl E. Warden(1)(2)............................  62     Director

------------------------------
(1) Member of Compensation Committee

(2) Member of Audit Committee

     Peter K. Hansen, our founder, has served as our President, Chief Executive Officer and Chairman of the board of directors since our inception in June 1991. Mr. Hansen also serves as a member of the compensation committee. Prior to founding NYFIX, Mr. Hansen served for three years as managing director of Business Line A/S, a Danish company, where he was responsible for the introduction and sales of trading communication systems to over 30 international banks. Prior to joining Business Line A/S, for four years Mr. Hansen was the Sales and Marketing Director for Mark Computer Systems, where he was responsible for developing the business plan for and launching its turnkey LAN-based broker communication system.

     Richard A. Castillo has served as our Chief Financial Officer and Secretary since November 1998. Prior to joining us, Mr. Castillo held financial management positions involving strategic planning, business analysis and operations responsibility. From 1988 to 1998, Mr. Castillo held several positions with American Airlines, including Controller for the Dallas, Fort Worth and Chicago airports. From 1981 to 1987, Mr. Castillo served in various financial capacities at Datapoint, a networking technology company.

     Lars Kragh has served in various technology positions in our company since our inception in 1991 and is currently our Chief Information Officer, directly responsible for the management of all of our network and infrastructure operations. Prior to joining us, Mr. Kragh developed network systems for the banking industry involving numerous system integrations with global market data providers. He also developed an accounting and ticketing system for SAS-Airlines and a personal computing network communication system for the shipping industry. Mr. Kragh has developed integration software that is utilized in the daily operations of more than 300 companies in Europe, the Far East and the U.S.

     George O. Deehan has served as a director of our company since August 2000. Mr. Deehan serves as a member of the audit committee and as a member of the compensation committee of the board of directors. Since November 2000, Mr. Deehan has served as President of eOriginal, Inc., a software development company. From August 1998 to October 2000, Mr. Deehan served as chief executive officer of Advanta Leasing Services, LLC. Prior to joining Advanta, Mr. Deehan served in various capacities for AT&T Capital Corporation, most recently as chief operating officer. Prior to joining AT&T Capital, Mr. Deehan was chief executive officer of Metlife Capital and Credit Corporation and Litton Financial Services.

     William J. Lynch has served as a director of our company since June 2000. Mr. Lynch serves as Chairman of the audit committee of the board of directors. Since January 2001, Mr. Lynch has been a venture partner of Catterton Partners, a private equity fund. From 1996 through December 2000, Mr. Lynch served as Managing Director of Capstone Partners, LLC, a venture capital firm. Mr. Lynch also serves as a director of Edgewater Technologies, a publicly traded company.

     Carl E. Warden has served as a director of our company since August 1993. Mr. Warden also serves as Chairman of the compensation committee and a member of the audit committee of our board of directors. Mr. Warden, who retired from a career in investment banking focusing on emerging growth companies, has been a self-employed private investor for over five years. During his career, Mr. Warden financed several environmental companies, including Allwaste, Inc., Sanifill, Inc. and U.S. Liquids, Inc., all of which devise solutions to meet the disposal needs of the U.S. Mr. Warden has also served as chief executive officer and was a member of the board of directors of several emerging growth companies.

OTHER KEY EMPLOYEES

     Andrew M. Wilson serves as our Executive Vice President, Sales and Marketing, and has been with us since 1996. Mr. Wilson is involved in the business direction of our trading technology with emphasis on trade order management and customer connectivity. Prior to joining us, Mr. Wilson spent five years on trading desks at Yamaichi International and Schroder & Co.

     Joseph P. Vernon serves as our Chief Technology Officer and is responsible for management of the development teams for our desktop trading, exchange floor automation and exchange access applications as well as the NYFIX Millennium ATS. He has been with us since March 2000. Prior to joining us, Mr. Vernon served as Director of Equities Technology for Schroder & Co. where he was responsible for the selection, implementation and management of all trading-related technology. In addition, in 1995, Mr. Vernon worked for NatWest Markets as Vice President of Equities Technology. In that role, he managed a team of developers and technicians who provided support to the firm's investment banking, research and equities groups. It was at NatWest that Mr. Vernon first became acquainted with our product line and implemented our automated FloorLook system. Prior to that, Mr. Vernon spent seven years on the Bankers Trust global information systems team. Mr. Vernon has spent the last 13 years working in the securities technology arena and has spent time on both the business and technology sides in the broker-dealer business.

     Jon Steward serves as the managing director of our subsidiary, NYFIX Overseas Inc. Mr. Steward has been involved in the development and marketing of systems within the financial markets for over 15 years, including responsibility for the successful implementation of custody and settlement, stock lending, exchange traded derivatives and treasury order capture systems. Prior to joining our subsidiary, Mr. Steward held various positions with some of the major technology companies in the financial markets, including Telerate and Automatic Data Processing (ADP). Mr. Steward introduced our Order Book Management System, which was first launched in 1995 in conjunction with leading financial institutions to provide the sales desk and their clients with a central electronic order book with connectivity to the global derivative exchanges.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

     Our board of directors currently consists of four directors. Each director holds office until that director's term expires or until a successor is duly elected and qualified. All of the officers identified above serve at the discretion of the board of directors.

     Audit Committee. The audit committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendation of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. The members of the audit committee are George O. Deehan, William J. Lynch and Carl E. Warden. Each member is independent as independence is defined in Rule 4200(a)(15) of the NASD listing standards.

     Compensation Committee. The compensation committee of the board of directors recommends, reviews and oversees the salaries, benefits and stock option plans of our employees, consultants, directors and other individuals compensated by us. The compensation committee also administers our compensation plans. The members of the compensation committee are Peter K. Hansen, George O. Deehan and Carl E. Warden.

DIRECTOR COMPENSATION

     As compensation for their services as members of the board of directors for 2000, and pursuant to a formula plan, certain members of our board received options to purchase our common stock at an exercise price equal to the closing price of our common stock on the date of grant, ranging from $14.75 to $30.94. The options granted to existing board members at the beginning of 2000, exercisable into an aggregate of 90,000 shares of our common stock, vest in two equal portions on December 31, 2000 and June 1, 2001, so long as the director completes service for such respective years. One director added during 2000 was granted options exercisable into 30,000 shares on June 2, 2000, and another director added during 2000 was granted options exercisable into 30,000 shares on August 10, 2000. Both such grants vest ratably over a three-year period on the anniversary of such grants, provided that the director completes service for such periods. No director compensation was granted in 1999 or 1998. Non-employee directors are reimbursed for reasonable expenses in connection with serving as a director and member of a committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Our compensation committee currently consists of Peter K. Hansen, George O. Deehan and Carl E. Warden. None of our executive officers or directors serve as a member of the board of directors or compensation committee of any other company that has one or more executive officers or directors serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation received during fiscal years 1998, 1999 and 2000 by our chief executive officer and our other two most highly compensated executive officers whose salary and bonus exceeded $100,000 during the year ended December 31, 2000, whom we refer to in this prospectus collectively as the "named executive officers."

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG-TERM
                                                                                        COMPENSATION
                                                        ANNUAL COMPENSATION             -------------
                                               -------------------------------------     SECURITIES
                                                                      OTHER ANNUAL       UNDERLYING
NAME AND PRINCIPAL POSITION            YEAR     SALARY     BONUS     COMPENSATION(1)    STOCK OPTIONS
---------------------------            ----    --------    ------    ---------------    -------------
Peter K. Hansen......................  2000    $150,000         -           -              545,000
   President and Chief Executive       1999    $134,519         -           -               67,500
      Officer                          1998    $115,000         -           -                    -

Richard A. Castillo..................  2000    $129,712         -           -               15,000
   Chief Financial Officer             1999    $115,000         -           -               11,250
                                       1998    $ 11,058         -           -               67,500

Lars Kragh...........................  2000    $139,654         -           -                    -
   Chief Information Officer           1999    $121,815    $1,000           -               56,250
                                       1998    $110,000    $5,000           -                    -

------------------------------
(1) The aggregate amount of perquisites and other personal benefits paid to each of the individuals listed on this table did not exceed the lesser of ten percent (10%) of such officer's annual salary and bonus for each fiscal year indicated or $50,000.

OPTION GRANTS IN FISCAL YEAR 2000

     The following table sets forth in formation regarding stock options granted to the named executive officers during the year ended December 31, 2000. These grants are also reflected in the Summary Compensation Table above.

                                                                                 POTENTIAL REALIZABLE
                            NUMBER OF    PERCENTAGE                                VALUE AT ASSUMED
                           SECURITIES     OF TOTAL                              ANNUAL RATES OF STOCK
                           UNDERLYING     OPTIONS     EXERCISE                    PRICE APPRECIATION
                              STOCK      GRANTED TO   PRICE PER                  FOR STOCK OPTIONS(2)
                             OPTIONS     EMPLOYEES      SHARE     EXPIRATION   ------------------------
NAME                       GRANTED(#)     IN 2000      ($)(1)        DATE        5%($)        10%($)
----                       -----------   ----------   ---------   ----------   ----------   -----------
Peter K. Hansen..........    345,000(3)     17.2%      $14.75      1/25/10     $3,200,315   $ 8,109,941
                             200,000(4)     10.0%      $33.00       6/5/10     $4,150,740   $10,518,420
Richard A. Castillo......     15,000(5)      0.8%      $14.75      1/25/10     $  139,144   $   352,606
Lars Kragh...............          -           -            -            -              -             -

------------------------------
(1) The exercise price of the options granted was equal to the fair market value of the underlying common stock on the date of grant.

(2) The potential realizable value portion of the foregoing table illustrates values that might be realized upon exercise of the options immediately prior to the expiration of their term, assuming the specified compounded annual rates of appreciation on our common stock over the term of the options. These numbers do not take into account provisions of certain options providing for termination of the option following termination of employment, non-transferability or differences in vesting periods. Regardless of the theoretical value of an option, its ultimate value will depend upon the market value of our common stock at a future date, and that value will depend on a variety of factors, including the overall condition of the stock market and our results of operations and financial condition. There can be no assurance that the values reflected in this table will be achieved.

(3) Represents options to purchase shares of our common stock granted on January 25, 2000. The options granted vest as to 22,500 shares on December 31, 2000, as to an additional 150,000 shares on January 25, 2001, as to an additional 22,500 shares on June 1, 2001 and as to the remaining 150,000 shares on January 25, 2002.

(4) Represents options to purchase shares of our common stock granted on June 5, 2000. The options granted vest as to 100,000 shares on June 5, 2003 and as to the remaining 100,000 shares on June 5, 2004.

(5) Represents options to purchase shares of our common stock granted on January 25, 2000. The options granted vest as to 6,000 shares on January 25, 2001, as to an additional 4,500 shares on January 25, 2002, and as to the remaining 4,500 shares on January 25, 2003.

AGGREGATE OPTION EXERCISES IN FISCAL YEAR 2000 AND OPTION VALUES AT DECEMBER 31, 2000

     The following table sets forth information with respect to the named executive officers concerning option and warrant exercises during the year ended December 31, 2000, and the value of exercisable and unexercisable options and warrants held at December 31, 2000.

                                                                 NUMBER OF
                                                                SECURITIES
                                                                UNDERLYING         VALUE OF UNEXERCISED
                                                                UNEXERCISED            IN-THE-MONEY
                                                             OPTIONS AT FISCAL      OPTIONS AT FISCAL
                                                                YEAR-END(#)           YEAR-END($)(1)
                                 SHARES                      -----------------    ----------------------
                               ACQUIRED ON       VALUE         EXERCISABLE/            EXERCISABLE/
NAME                           EXERCISE(#)    REALIZED($)      UNEXERCISABLE          UNEXERCISABLE
----                           -----------    -----------    -----------------    ----------------------
Peter K. Hansen
   Options...................         -               -      478,125/747,500      $10,185,421/$7,990,782
   Warrants..................         -               -          56,250/-              $1,201,359/-
Richard A. Castillo
   Options...................    22,500        $537,500       11,250/37,500         $193,984/$615,782
Lars Kragh
   Options...................         -               -      154,125/127,125      $3,336,524/$2,655,461

------------------------------
(1) Options and warrants are in-the-money if the market price of our common stock on December 31, 2000 exceeded the exercise price of such options and warrants. The value of such options and warrants is calculated by determining the difference between the aggregate market price of the common stock underlying the options and warrants on December 31, 2000 and the aggregate exercise price of such options. The closing price of a share of our common stock on December 31, 2000 as reported on the Nasdaq National Market was $24.19.

STOCK OPTION AND OTHER COMPENSATION PLANS

     Stock Incentive Plan. As a result of the 3-for-2 stock split effected on April 21, 2000, the number of shares available under our stock incentive plan increased to 5,625,000. In June 2000, the plan was amended to increase the number of shares available under the plan to 6,625,000. The purpose of the stock incentive plan is to provide incentives for key employees, officers, consultants and directors to promote our success and to enhance our ability to attract and retain the services of such persons. Options granted under the stock incentive plan may be either options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986 or nonqualified stock options.

     The stock incentive plan is administered by our compensation committee, which has the authority to interpret the stock incentive plan and take other action as it deems equitable. The compensation committee has absolute discretion under the stock incentive plan to determine to which employees and key persons stock incentives shall be granted, when these grants shall be made and the number of shares of common stock subject to these grants. The compensation committee determines, at the time of the grant, when options issued under the plan can be exercised. The compensation committee also determines the exercise price for options issued under the plan. Options issued under the plan expire 10 years after the date of grant, unless the compensation committee sets an earlier date.

     Exercise prices for incentive stock options may not be less than the fair market value per share of common stock on the date of grant, or 110% of the fair market value in the case of incentive stock options granted to any person who owns our stock possessing 10% or more of the total voting power of all of our capital stock. Exercise prices for non-qualified stock options may be less than the fair market value per share, but must be at least $0.01 per share.

     As of May 18, 2001, options to purchase 4,513,194 shares of our common stock were outstanding under the stock incentive plan at exercise prices ranging from $1.14 to $44.00. 1,879,932 shares of common stock have been issued upon exercise of options granted under the stock incentive plan. The plan expires on June 23, 2001.

     On March 13, 2001, in anticipation of the expiration of our current stock incentive plan, our Board of Directors adopted a new stock incentive plan under which options to purchase 2,000,000 shares of our common stock will be available. Our shareholders will be asked to approve the adoption of this new plan at our annual meeting of shareholders to be held on June 4, 2001. The terms of this new plan are substantially similar to those of the expiring plan. The compensation committee will have absolute discretion to determine which employees and key persons may be granted stock incentives, when these grants shall be made and the number of shares of common stock subject to these grants. Options granted under the new plan may qualify as either incentive stock options or nonqualified stock options. At the time of the grant, the compensation committee will also determine the term of the options, when the options can be exercised, and the exercise price of such options. Options issued under the new plan may not be exercised after 10 years from the date of grant.

     401(k) Plan. We maintain a 401(k) Profit Sharing Plan and Trust covering our eligible employees. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Code, so that contributions to the 401(k) plan by our employees or by us and the investment earning thereon are not taxable to the employees until withdrawn. If our 401(k) plan qualifies under Section 401(k) of the U.S. tax code, our contributions will be deductible by us when made. Our employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit of up to $10,500 and to have those funds contributed to the 401(k) plan. Our plan permits us to match employees' tax deferred contributions up to a maximum of 3% of employees' compensation provided the employee is employed at the end of the year. We may make additional contributions to participants' 401(k) plans each year at the discretion of our board of directors.

EMPLOYMENT AGREEMENTS

     Mr. Hansen serves as our President and Chief Executive Officer pursuant to an employment agreement, dated January 1, 1991. This agreement was for a term of five years and renews automatically on January 1 of each year thereafter as mutually agreed upon. Pursuant to the terms of the agreement, Mr. Hansen is paid a base salary plus such bonus or additional compensation as the board of directors or the compensation committee deems appropriate. Effective June 7, 1999, the board of directors set Mr. Hansen's base salary at $150,000. In addition, Mr. Hansen is entitled to receive a sales commission of 7.5% of the gross sales of any of our products which are sold through his direct sales effort. In the event Mr. Hansen is terminated by us for any reason other than a material breach by him of the agreement, he is entitled to receive an amount equal to four times his then current base salary and prorated payment of any bonus, cash or stock earned.

     Mr. Castillo serves as our Chief Financial Officer pursuant to an employment agreement, dated November 4, 1998. This agreement was for a term of one year and renews automatically on November 23 of each year thereafter as mutually agreed upon. Pursuant to the terms of the agreement, Mr. Castillo is paid a base salary plus such bonus or additional compensation as the board of directors or the compensation committee deems appropriate. Effective January 1, 2001, our board of directors set Mr. Castillo's base salary at $150,000.

     Mr. Kragh serves as our Chief Information Officer pursuant to an employment agreement, dated January 1, 1991. This agreement was for a term of five years and renews automatically on January 1 of each year thereafter as mutually agreed upon. Pursuant to the terms of the agreement, Mr. Kragh is paid a base salary plus such bonus or additional compensation as the board of directors or the compensation committee deems appropriate. Effective January 1, 2001, our board of directors set Mr. Kragh's base salary at $175,000.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     As permitted by the New York Business Corporation Law, our certificate of incorporation provides that neither a director nor officer is personally liable to us or our shareholders for damages for any breach of duty in his capacity as a director or officer unless a judgment or other final adjudication adverse to such director or officer establishes that such director or officer is liable for negligence or misconduct in the performance of his duties.

     The provisions of our certificate of incorporation are intended to afford our directors and officers protection, and limit their potential liability, to the fullest extent permitted by New York law. As a result of the inclusion of such provisions, shareholders may be unable to recover monetary damages against directors or officers for actions taken by them that constitute negligence or, in some cases, gross negligence or that are in violation of certain of their fiduciary duties. This provision does not affect a director's or officer's responsibilities under any other laws, such as the federal securities laws.

     We have obtained directors' and officers' insurance for our directors and officers for specified liabilities.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On December 1, 2000, we loaned $70,000 to Richard A. Castillo, our Chief Financial Officer, the proceeds of which were used to pay us the purchase price of an option he exercised for 22,500 shares of our common stock (at an exercise price of $3.11 per share). The loan bears interest at 7.5% per annum and is secured by the 22,500 shares. On December 13, 1999, we loaned $70,000 to Mr. Castillo, the proceeds of which were used to pay to us the purchase price of an option he exercised for 22,500 shares of our common stock (at an exercise price of $3.11 per share). This loan bears interest at 6% per annum and is secured by the 22,500 shares. The outstanding balance of principal plus interest on the loans to Mr. Castillo, as of December 31, 2000, was $144,865.

     On June 30, 1999, we loaned $16,875 to Peter K. Hansen, our President and Chief Executive Officer, the proceeds of which were used to pay us the purchase price of warrants he exercised for 16,875 shares of our common stock (at an exercise price of $1.00 per share). This loan bears interest at 6% per annum and is secured by the 16,875 shares. The outstanding balance of principal plus interest on the loan as of December 31, 2000 was $18,403. On December 30, 1997, we loaned $230,000 to Mr. Hansen, the proceeds of which were used to pay us the purchase price of warrants he exercised for 258,750 shares of our common stock (at an exercise price of $0.89 per share). This loan originally bore interest at 6% per annum and is secured by the 258,750 shares. This loan was renewed on December 30, 2000, at an interest rate of 7.5% per annum. The outstanding balance of principal plus interest on the loan as of December 31, 2000 was $271,533. On December 31, 1996, we loaned $50,000 to Mr. Hansen, the proceeds of which were used to pay us the purchase price of an option he exercised for 112,500 shares of our common stock (at an exercise price of $0.44 per share). This loan bears no interest and is secured by the 112,500 shares. The outstanding balance of principal on the loan as of December 31, 2000 was $50,000. In addition, Mr. Hansen had an aggregate of $185,030 in travel and salary advances at December 31, 2000.

     On December 30, 1997, we loaned $150,000 to Lars Kragh, our Chief Information Officer, the proceeds of which were used to pay us the purchase price of warrants he exercised for 168,750 shares of our common stock (at an exercise price of $0.89 per share). This loan originally bore interest at 6% per annum and is secured by the 168,750 shares. This loan was renewed on December 30, 2000, at an interest rate of 7.5% per annum. The outstanding balance of principal plus interest on the loan as of December 31, 2000 was $177,086.

     On July 13, 1998, we entered into a three-year $3 million line of credit agreement with a financial institution. The debt is personally secured by Jerome Belson, a beneficial owner of more than 5% of our common stock, and Peter K. Hansen, our Chief Executive Officer and President. In consideration for securing this agreement, Messrs. Belson and Hansen received warrants to purchase 337,500 and 56,250 shares of our common stock, respectively, at an exercise price of $2.83 per share, which was the market value of our common stock on the date such warrants were issued. The warrants vested over two years and expire on July 30, 2001. Mr. Belson has exercised all of his warrants and Mr. Hansen has exercised none.

     On October 27, 1999, we announced the formation of NYFIX Millennium, a consortium of us and seven international investment banks and brokerage firms, consisting of Deutsche Bank, ING Barings, Lehman Brothers, Morgan Stanley, Sanford C. Bernstein & Co., SG Cowen Securities Corp. and UBS Warburg. Each partner, including us, invested $2.0 million in NYFIX Millennium. Each of our partners received 25,000 units of NYFIX Millennium, collectively owning 50% of NYFIX Millennium, and we owned the remaining 50%. In addition, we purchased an option to buy from our partners an additional 30% ownership in NYFIX Millennium, for which we paid each of our partners 281,250 shares of our common stock. If we exercise this option, we will issue an aggregate of an additional 236,250 shares of our common stock to our partners for units of NYFIX Millennium owned by such partners.

     In March 2001, NYFIX Millennium added Bank of America, First Union Securities, J.P. Morgan & Co. and J.P. Morgan H&Q (formerly Chase H&Q) as new partners. Pursuant to the terms of the operating agreement of NYFIX Millennium, each new partner contributed $2.0 million to NYFIX Millennium, and we maintained our 50% ownership interest in NYFIX Millennium in exchange for reducing certain of our rights to share in future dividend distributions of NYFIX Millennium. We issued 94,000 shares of our common stock to each new partner in return for the same option rights noted above. If we exercise this option, we will issue an aggregate of an additional 60,000 shares of our common stock to our new partners for units of NYFIX Millennium owned by such new partners.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information known to us regarding the beneficial ownership of our common stock as of May 18, 2001, as adjusted to reflect the sale of shares of common stock in this offering, by:

     - each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding common stock;

     - each director;

     - each of our named executive officers; and

     - all of our directors and executive officers as a group.

     Except as otherwise noted, the address of each person listed in the table is c/o NYFIX, Inc., Stamford Harbor Park, 333 Ludlow Street, Stamford, Connecticut 06902. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. To our knowledge, except as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares shown as beneficially owned. The applicable percentage of ownership for each shareholder is based on 25,577,818 shares of common stock outstanding as of May 18, 2001 and 28,577,818 shares outstanding after the completion of this offering, in each case together with applicable options and warrants for that shareholder. Shares of common stock issuable upon exercise of options, warrants and other rights beneficially owned that are exercisable within 60 days are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options, warrants and other rights but are not deemed outstanding for computing the percentage ownership of any other person.

                                                                        PERCENTAGE OF      PERCENTAGE OF
                                                         SHARES             SHARES            SHARES
                                                      BENEFICIALLY       BENEFICIALLY      BENEFICIALLY
                                                       OWNED PRIOR      OWNED PRIOR TO    OWNED AFTER THE
NAME AND ADDRESS                                     TO THE OFFERING     THE OFFERING        OFFERING
----------------                                     ---------------    --------------    ---------------
Peter K. Hansen....................................     2,444,663(1)          9.3%              8.3%
Jerome Belson
   495 Broadway, 6th Floor
   New York, NY 10012..............................     1,670,800(2)          6.5%              5.8%
Carl E. Warden.....................................       721,440(3)          2.8%              2.5%
Lars Kragh.........................................       696,375(4)          2.7%              2.4%
Richard A. Castillo................................        61,250(5)            *                 *
George O. Deehan...................................             -(6)            -                 -
William J. Lynch...................................        10,000(7)            *                 *
All directors and executive officers as a group (6
   persons)........................................     3,933,728            14.7%             13.3%

------------------------------
  * less than 1% of our outstanding common stock.

(1) Includes warrants and options to purchase 56,250 and 763,125 shares, respectively, of our common stock held by Mr. Hansen, all of which are currently exercisable. Does not include 462,500 shares of our common stock issuable upon exercise of options which are not currently exercisable. If the over-allotment option granted to the underwriters is exercised in full, Mr. Hansen will sell 350,000 shares of our common stock.

(2) Includes 310,200 shares of our common stock held by The Jerome Belson Foundation, of which Mr. Belson is the trustee. Does not include an aggregate of 246,950 shares of our common stock held by adult family members of Mr. Belson.

(3) Includes 45,000 shares of our common stock issuable upon exercise of currently exercisable options.

(4) Includes 218,250 shares of our common stock issuable upon exercise of currently exercisable options. Does not include 63,000 shares of our common stock issuable upon exercise of options which are not currently exercisable. If the over-allotment option granted to the underwriters is exercised in full, Mr. Kragh will sell 100,000 shares of our common stock.

(5) Includes 16,250 shares of our common stock issuable upon exercise of currently exercisable options. Does not include 38,750 shares of our common stock issuable upon exercise of options which are not currently exercisable.

(6) Does not include 30,000 shares of our common stock issuable upon exercise of options which are not currently exercisable.

(7) Includes 10,000 shares of our common stock issuable upon exercise of currently exercisable options. Does not include 20,000 shares of our common stock issuable upon exercise of options which are not currently exercisable.

                          DESCRIPTION OF CAPITAL STOCK

     The following information describes our common stock and certain provisions of our certificate of incorporation and our bylaws. This description is only a summary. You should refer to the certificate of incorporation and bylaws, which have been filed with the SEC and are incorporated by reference herein.

     Our authorized capital stock consists of 60,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share.

COMMON STOCK

     As of May 18, 2001, there were 25,577,818 shares of our common stock outstanding held by 406 shareholders of record. Based upon the number of shares outstanding and giving effect to the issuance of the 3,000,000 shares of common stock offered hereby, there will be 28,577,818 shares of common stock outstanding upon the closing of this offering.

     The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the shareholders and do not have any cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

     In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are validly issued, fully paid and nonassessable. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

PREFERRED STOCK

     Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without shareholder approval. The board has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.

     The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

     As of the date hereof, there are no shares of preferred stock outstanding.

      Series A Preference Stock

     Of our 5,000,000 authorized shares of preferred stock, 100,000 shares have been designated as Series A Preference Stock. Each share of Series A Preference Stock is entitled to cumulative quarterly dividends, prior to any distributions to the holders of our common or any other junior stock, in an amount per share equal to the greater of:

     - $1.00, or

     - 100 times the amount of all dividends, other than a dividend payable in shares of common stock, declared on the common stock since the immediately preceding quarter.

Should we declare or pay a dividend on the common stock, payable in shares of common stock, or create a subdivision, combination or consolidation of outstanding common stock which results in either a greater or lesser number of shares of common stock, then the dividend payable to holders of the Series A Preference

Stock must be adjusted by multiplying it by a fraction, the numerator of which is the number of shares of common stock outstanding immediately after such an event and the denominator of which is the number of shares of common stock that were outstanding immediately prior to such an event.

     In the event of our liquidation, dissolution or winding up, holders of our Series A Preference Stock are entitled to, prior to any distribution made to the holders of common stock or any other junior stock, $100 per share, plus an amount equal to all accrued and unpaid dividends. In the event of a merger or consolidation where common stock is exchanged for some other non-cash consideration, the holders of our Series A Preference Stock are entitled to a distribution per share equal to 100 times the aggregate amount of consideration into which each share of common stock is changed or exchanged. These figures are subject to the same anti-dilution adjustments set forth above.

     Each share of our Series A Preference Stock is entitled to 100 votes on all matters submitted to stockholders, subject to the same anti-dilution adjustments set forth above. Except as provided by law, the holders of shares of our common stock and Series A Preference Stock shall vote together as a single class.

WARRANTS

     There are presently outstanding warrants to purchase 56,250 shares of our common stock with an exercise price of $2.83 per share.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF NEW YORK LAW, OUR CERTIFICATE OF INCORPORATION, BYLAWS AND RIGHTS AGREEMENT

      General

     Provisions of New York law, our certificate of incorporation, bylaws and rights agreement could make it more difficult or delay the acquisition of us by means of a tender offer, a proxy contest or otherwise and the removal of incumbent directors. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids, even though such a transaction may offer our shareholders the opportunity to sell their common stock at a price above the prevailing market price. They may also encourage persons seeking to acquire control of us to negotiate with us first.

      New York Takeover Statute

     We are subject to the business combination provisions of Section 912 of the New York Business Corporation Law and expect to continue to be so subject if and for so long as we have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended. Section 912 provides, with certain exceptions, that a New York corporation may not engage in a business combination, such as merger, consolidation, recapitalization or disposition of stock, with any "interested shareholder" for a period of five years from the date that such person first became an interested shareholder unless:

     (i) the transaction resulting in a person becoming an interested shareholder was approved by the board of directors of the corporation prior to that person becoming an interested shareholder;

     (ii) the business combination is approved by the board of directors of the corporation prior to that person becoming an interested shareholder;

     (iii) the business combination is approved by the disinterested shareholders at a meeting called no earlier than five years after the date such person became an interested shareholder; or

     (iv) the price paid to all shareholders is at least equal to the higher of the price paid by the interested shareholder for his shares or the market value of such shares, which is computed as the higher of its value when acquired by the interested shareholder or when the announcement of the business combination was made.

     An interested shareholder is defined as any person that is the beneficial owner of 20% or more of the outstanding voting stock of a New York corporation or is an affiliate or associate of the corporation that at any time during the prior five years was the beneficial owner, directly or indirectly, of 20% or more of the then outstanding voting stock. A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder.

     This statute could prohibit or delay the accomplishment of mergers, tender offers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

     The stock acquisition date, with respect to any person and any New York corporation, means the date that such person first becomes an interested shareholder of such corporation.

      Special Meetings of Shareholders

     Our bylaws provide that special meetings of shareholders can only be called by a majority of the board of directors, the Chairman of the Board, the President or the holders of a majority of the outstanding shares of stock entitled to vote at the meeting.

      Authorized But Unissued Shares

     Our authorized but unissued shares of common stock and preferred stock, including the Series A Preference Stock, are available for future issuance without shareholder approval, subject to certain limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

      Shareholders' Rights Agreement

     Our board of directors has declared a dividend of one preferred share purchase right for each share of our common stock. Each share purchase right entitles the registered holder to purchase from us one one-hundredth (1/100) of a share of our Series A Preference Stock at a price of $40.00 per one one-hundredth of a share. The exercise price and the number of shares of Series A Preference Stock issuable upon exercise are subject to adjustments from time to time to prevent dilution. The share purchase rights are not exercisable until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons, referred to as an acquiring person, has acquired beneficial ownership of 20% or more of our outstanding common stock or (2) 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer which would result in an acquiring person beneficially owning 20% or more of our outstanding shares of common stock.

     If we are acquired in a merger or other business combination, or if 50% or more of our consolidated assets or earning power is sold after a person or group has become an acquiring person, proper provision will be made so that each holder of a share purchase right, other than share purchase rights beneficially owned by the acquiring person, which will thereafter be void, will have the right to receive, upon exercise of the share purchase right at the then current exercise price, the number of shares of common stock of the acquiring company which at the time of the transaction have a market value of two times the share purchase right exercise price. If any person or group becomes an acquiring person, the board of directors may exchange the share purchase rights, other than share purchase rights beneficially owned by the acquiring person, which will thereafter be void, in whole or in part, at an exchange ratio of one common share, or one one-hundredth (1/100) of a share of a Series A Preference Stock, per share purchase right.

     Before the date the share purchase rights are exercisable, the share purchase rights may not be detached or transferred separately from the common stock. The share purchase rights will expire on September 19, 2007, unless that expiration date is extended or unless the share purchase rights are redeemed or exchanged by us. At any time before an acquiring person acquires beneficial ownership of 20% or more of our outstanding common stock, our board of directors may redeem the share purchase rights in whole, but not in part, at a price of $0.01 per share purchase right. Immediately upon any share purchase rights redemption, the exercise rights terminate, and the holders will only be entitled to receive the redemption price. A more detailed description and terms of the share purchase rights are set forth in a rights agreement between us and Chase Mellon Shareholder Services, L.L.C. (now known as Mellon Investor Services), as rights agent. This rights agreement could have the effect of discouraging tender offers or other transactions that might otherwise result in our shareholders receiving a premium over the market price for their common stock.

TRANSFER AGENT AND REGISTRAR

     Mellon Investor Services is the transfer agent and registrar of our common stock.

NASDAQ NATIONAL MARKET LISTING

     Our shares of common stock are listed on the Nasdaq National Market under the symbol NYFX.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock and our ability to raise capital through a public offering of equity securities.

     After this offering, we will have 28,577,818 shares of our common stock outstanding. Of these shares, all of the 3,000,000 shares sold in this offering will be freely tradable without restriction under the Securities Act, unless these shares are purchased by our affiliates.

     Of the outstanding shares of our common stock, 1,646,894 are "restricted securities" as that term is defined in Rule 144 under the Securities Act. If the over-allotment option is exercised in full, 1,196,894 shares will be "restricted securities." Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which rule is summarized below. There are also outstanding currently exercisable options and warrants to purchase 4,569,444 shares of our common stock.

RULE 144

     In general, under Rule 144, a person who has beneficially owned restricted securities for at least one year is entitled to sell publicly, within any three-month period, a number of shares that is not more than the greater of:

     - 1% of the number of shares of common stock then outstanding, which will equal approximately 285,778 shares immediately after this offering; or

     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks before a notice of the sale on Form 144 is filed with the SEC.

     Sales under Rule 144 must also comply with manner of sale provisions and notice requirements and are subject to the availability of current public information about us.

RULE 144(K)

     Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days before a sale, and who has beneficially owned the restricted securities for at least two years, is entitled to sell the securities without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

LOCK-UP AGREEMENTS

     In connection with this offering, our executive officers, directors and certain shareholders holding 4,777,653 shares of our common stock will sign lock-up agreements under which they will agree not to transfer or dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 120 days after the date of this prospectus. J.P. Morgan Securities Inc. may, however, in its sole discretion, release all or any portion of the shares of common stock subject to the lock-up agreements.

REGISTRATION RIGHTS

     After this offering, the holders of 376,000 shares of our common stock will be entitled to specified rights with respect to the registration of their shares under the Securities Act. After any sale of shares of common stock pursuant to a registration statement, these shares will be freely tradeable without restriction under the Securities Act. These sales could cause the market price of our common stock to decline. Certain of these holders have agreed not to exercise their registration rights prior to the date that is 120 days after the date of this prospectus.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below, through their representatives, J.P. Morgan Securities Inc., UBS Warburg LLC, Robertson Stephens, Inc. and U.S. Bancorp Piper Jaffray Inc. have severally agreed to purchase from NYFIX, Inc. the following respective number of shares of common stock:

                                                                   NUMBER OF
NAME                                                                 SHARES
----                                                            ----------------
J.P. Morgan Securities Inc. ................................       1,439,200
UBS Warburg LLC.............................................         546,000
Robertson Stephens, Inc. ...................................         453,600
U.S. Bancorp Piper Jaffray Inc. ............................         361,200
ABN AMRO Rothschild LLC.....................................         100,000
Putnam Lovell Securities Inc. ..............................         100,000
                                                                   ---------
          Total.............................................       3,000,000
                                                                   =========

     The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent auditors. The underwriters are committed to purchase all of the shares of common stock offered by us if they purchase any shares.

     The per share and total underwriting discounts and commissions we will pay to the underwriters are $1.37 and $4,110,000, respectively. If the over-allotment option is exercised, the underwriters discounts and commissions with respect to those shares will be paid by the selling shareholders.

     We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $750,000.

     The underwriters propose to offer the shares of common stock directly to the public initially at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.76 per share. The underwriters may allow and such dealers may reallow a concession not in excess of $0.10 per share to certain other dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

     Certain shareholders have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 450,000 additional shares of common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered hereby. These shareholders will be obligated, pursuant to the option, to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of shares of common stock offered by us.

     The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of these liabilities.

     Our executive officers and directors and certain shareholders holding 4,777,653 shares of our common stock have agreed that they will not, without the prior written consent of J.P. Morgan Securities Inc., sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of capital stock, options or warrants to acquire shares of capital stock or any securities convertible into or exchangeable for or any other rights to purchase or acquire shares of capital stock owned by them for a period of 120 days following the date of this prospectus. In addition, 153,440 shares of our common stock acquired by affiliates of J.P. Morgan Securities Inc. in connection with their investment in NYFIX Millennium will be restricted from sale, transfer, assignment, pledge or hypothecation for a period of three years from the date of this prospectus pursuant to the rules of the NASD. We have agreed that we will not, without the prior written consent of J.P. Morgan Securities Inc., sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of capital stock, options or warrants to acquire shares of capital stock or securities convertible into or exchangeable for shares of capital stock for a period of 120 days following the date of this prospectus.

     We have been advised by the representatives that, pursuant to Regulation M under the Securities Act, some persons participating in the offering may engage in transactions, including syndicate covering transactions, stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market.

     A "syndicate covering transaction" is a bid for or the purchase of common stock on behalf of the underwriters to reduce a syndicate short position incurred by the underwriters in connection with the offering. The underwriters may create a syndicate short position by making short sales of our common stock and may purchase our common stock in the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering. Short sales can be either "covered" or "naked." "Covered" short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares from us in the offering. "Naked" short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. If the underwriters create a syndicate short position, they may choose to reduce or "cover" this position by either exercising all or part of the over-allotment option to purchase additional shares from us or by engaging in "syndicate covering transactions." The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. The underwriters must close out any naked short position by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

     A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of our common stock. A "penalty bid" is an arrangement that permits the representatives to reclaim the selling concession from an underwriter or a syndicate member when shares of common stock sold by such underwriter or syndicate members are purchased by the representatives in a syndicate covering transaction and therefore have not been effectively placed by the underwriter or syndicate member.

     We have been advised by the representatives that these transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time. Similar to other purchase activities, these activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

     One or more members of the underwriting selling group may make copies of the preliminary prospectus available over the Internet to customers or though its or their website.

     In connection with this offering, certain underwriters and selling group members, if any, who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

     Affiliates of J.P. Morgan Securities Inc. are members of NYFIX Millennium. In addition, from time to time in the ordinary course of their respective businesses, the underwriters and their affiliates have engaged in and may in the future engage in commercial and/or investment banking transactions with us.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered in this offering will be passed upon for us by Olshan Grundman Frome Rosenzweig & Wolosky LLP, New York, New York. Legal matters will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York. Partners of Olshan Grundman Frome Rosenzweig & Wolosky LLP beneficially own an aggregate of approximately 127,000 shares of our common stock.

                                    EXPERTS

     The consolidated financial statements as of and for the year ended December 31, 2000, included and incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included and incorporated by reference herein, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The audited financial statements as of December 31, 1999 and for each of the two years in the period ended December 31, 1999, included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-3 with the SEC for our common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for the copies of the actual contract, agreement or other document.

     You may read our SEC filings, including the registration statement, over the Internet at the SEC's Web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, Thirteenth Floor, New York, New York 10048. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2000, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended.

     You may request a copy of these filings, at no cost, by writing or telephoning us at NYFIX, Inc., Stamford Harbor Park, 333 Ludlow Street, Stamford, Connecticut 06902, Attention: Chief Financial Officer, telephone (203) 425-8000.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Report of Independent Public Accountants....................  F-3
Financial Statements:
   Consolidated Balance Sheets at December 31, 1999 and
     2000, and at March 31, 2001 (unaudited)................  F-4
   Consolidated Statements of Operations for the Years Ended
     December 31, 1998, 1999 and 2000, and for the Three
     Month Periods Ended March 31, 2000 and 2001
     (unaudited)............................................  F-5
   Consolidated Statements of Shareholders' Equity for the
     Years Ended December 31, 1998, 1999 and 2000, and for
     the Three Month Period Ended March 31, 2001
     (unaudited)............................................  F-6
   Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1998, 1999 and 2000, and for the Three
     Month Periods Ended March 31, 2000 and 2001
     (unaudited)............................................  F-7
Notes to Consolidated Financial Statements..................  F-8

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
NYFIX, Inc.
Stamford, Connecticut

     We have audited the accompanying consolidated balance sheet of NYFIX, Inc. and subsidiary as of December 31, 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of NYFIX, Inc. and subsidiary as of December 31, 2000, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

                                        /s/ DELOITTE & TOUCHE LLP

Stamford, Connecticut
March 2, 2001
(March 14, 2001 as to Note 18)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of NYFIX, Inc.:

     We have audited the accompanying consolidated balance sheet of NYFIX, Inc. (a New York corporation) and subsidiary as of December 31, 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NYFIX, Inc. and subsidiary as of December 31, 1999, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                        /s/ ARTHUR ANDERSEN LLP

Stamford, Connecticut
March 29, 2000

                           NYFIX, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              --------------------------     MARCH 31,
ASSETS                                                           1999           2000           2001
------                                                        -----------    -----------    -----------
                                                                                            (UNAUDITED)
Current assets:
   Cash and cash equivalents................................  $ 1,565,649    $ 4,866,629    $ 4,724,419
   Accounts receivable -- less allowance of $125,000,
     $421,000 and $518,000..................................    7,088,820     12,058,370     13,885,208
   Inventory, net...........................................    1,303,658      1,742,823      1,691,819
   Prepaid expenses and other current assets................      478,641        646,814        783,743
   Due from NYFIX Millennium................................      861,970      1,985,081      1,192,172
   Receivable from officers.................................      156,992        200,441        196,437
   Deferred income taxes....................................            -      1,859,000      1,859,000
                                                              -----------    -----------    -----------
            Total current assets............................   11,455,730     23,359,158     24,332,798
Property and equipment, net.................................    5,873,037     11,472,473     12,115,449
Investment in NYFIX Millennium..............................   19,500,000     19,500,000     23,500,000
Deferred income taxes.......................................            -        237,000        237,000
Other assets................................................    1,999,258      2,989,719      3,487,692
                                                              -----------    -----------    -----------
            Total assets....................................  $38,828,025    $57,558,350    $63,672,939
                                                              ===========    ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable.........................................  $ 1,845,996    $ 2,915,167    $ 2,048,040
   Accrued expenses.........................................    1,418,113      2,444,825      3,187,678
   Current portion of capital lease obligations.............            -        692,525        878,454
   Current portion of long-term debt........................      500,000      2,000,000      1,750,000
   Advance billings.........................................    3,178,636      6,147,705      6,393,880
                                                              -----------    -----------    -----------
            Total current liabilities.......................    6,942,745     14,200,222     14,258,052
Long-term portion of capital lease obligations..............            -      1,130,394      1,272,261
Long-term debt..............................................    2,000,000              -              -
                                                              -----------    -----------    -----------
            Total liabilities...............................    8,942,745     15,330,616     15,530,313
                                                              -----------    -----------    -----------
Commitments and contingencies (See Notes)
Shareholders' equity:
   Preferred stock -- par value $1; 5,000,000 shares
     authorized; none issued................................            -              -              -
   Common stock -- par value $.001; 60,000,000 authorized;
     23,854,953, 25,109,550 and 25,352,038 shares issued and
     outstanding............................................       23,855         25,110         25,352
   Additional paid-in capital...............................   35,862,994     42,558,040     47,017,720
   Retained earnings (accumulated deficit)..................   (5,369,945)       306,482      1,770,024
   Due from officers and directors..........................     (631,624)      (661,898)      (670,470)
                                                              -----------    -----------    -----------
            Total shareholders' equity......................   29,885,280     42,227,734     48,142,626
                                                              -----------    -----------    -----------
            Total liabilities and shareholders' equity......  $38,828,025    $57,558,350    $63,672,939
                                                              ===========    ===========    ===========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                           NYFIX, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                  THREE MONTH PERIODS
                                          YEARS ENDED DECEMBER 31,                  ENDED MARCH 31,
                                  -----------------------------------------    -------------------------
                                     1998           1999           2000           2000           2001
                                  -----------    -----------    -----------    -----------    ----------
                                                                                      (UNAUDITED)
Revenues:
   Sales........................  $ 2,653,100    $ 3,715,479    $ 5,089,412    $   925,441    $1,705,223
   Subscription revenue.........    2,278,447      6,732,928     15,954,989      2,916,500     5,788,398
   Service contracts............    1,303,846      1,761,044      2,935,766        538,067       928,530
                                  -----------    -----------    -----------    -----------    ----------
      Total revenues............    6,235,393     12,209,451     23,980,167      4,380,008     8,422,151
                                  -----------    -----------    -----------    -----------    ----------
Cost of revenues:
   Cost of sales................      726,927        545,963        669,878        171,937       167,508
   Cost of subscription
     revenue....................    1,373,466      2,664,077      5,032,064        842,134     1,521,031
   Cost of service contracts....      432,316        555,547        675,410        135,977       251,877
                                  -----------    -----------    -----------    -----------    ----------
      Total cost of revenues....    2,532,709      3,765,587      6,377,352      1,150,048     1,940,416
                                  -----------    -----------    -----------    -----------    ----------
Gross profit....................    3,702,684      8,443,864     17,602,815      3,229,960     6,481,735
                                  -----------    -----------    -----------    -----------    ----------
Operating expenses:
   Selling, general and
     administrative.............    4,956,679      6,289,686      9,419,182      2,001,493     3,382,121
   Research and development.....      537,346        297,475        454,362        102,335        78,318
   Depreciation and
     amortization...............      474,996        662,537      1,254,777        228,279       516,757
                                  -----------    -----------    -----------    -----------    ----------
      Total operating
        expenses................    5,969,021      7,249,698     11,128,321      2,332,107     3,977,196
                                  -----------    -----------    -----------    -----------    ----------
Earnings (loss) from
  operations....................   (2,266,337)     1,194,166      6,474,494        897,853     2,504,539
Interest expense................     (108,465)      (221,711)      (332,750)       (66,082)     (111,095)
Interest income.................       91,715        112,807        155,947         24,665        48,246
Other (expense) income..........       61,744         11,166        (20,009)           142        (9,323)
                                  -----------    -----------    -----------    -----------    ----------
Earnings (loss) before provision
  for income taxes and
  cumulative effect of a change
  in accounting principle.......   (2,221,343)     1,096,428      6,277,682        856,578     2,432,367
Provision for income taxes......       12,466         94,400        601,255         92,818       968,825
                                  -----------    -----------    -----------    -----------    ----------
Earnings (loss) before
  cumulative effect of a change
  in accounting principle.......   (2,233,809)     1,002,028      5,676,427        763,760     1,463,542
Cumulative effect of a change in
  accounting principle..........            -        (41,609)             -              -             -
                                  -----------    -----------    -----------    -----------    ----------
Net earnings (loss).............  $(2,233,809)   $   960,419    $ 5,676,427    $   763,760    $1,463,542
                                  ===========    ===========    ===========    ===========    ==========
Basic earnings (loss) per common
  share before cumulative effect
  of a change in accounting
  principle.....................  $     (0.11)   $      0.05    $      0.23    $      0.03    $     0.06
                                  ===========    ===========    ===========    ===========    ==========
Basic earnings (loss) per common
  share.........................  $     (0.11)   $      0.04    $      0.23    $      0.03    $     0.06
                                  ===========    ===========    ===========    ===========    ==========
Basic weighted average common
  shares outstanding............   19,862,843     21,752,583     24,480,356     24,036,321    25,195,953
                                  ===========    ===========    ===========    ===========    ==========
Diluted earnings (loss) per
  common share before and after
  cumulative effect of a change
  in accounting principle.......  $     (0.11)   $      0.04    $      0.21    $      0.03    $     0.05
                                  ===========    ===========    ===========    ===========    ==========
Diluted weighted average common
  shares outstanding............   19,862,843     23,306,912     26,425,130     26,247,618    26,920,089
                                  ===========    ===========    ===========    ===========    ==========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                           NYFIX, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                RETAINED
                                             COMMON STOCK       ADDITIONAL      EARNINGS       DUE FROM          TOTAL
                                         --------------------     PAID-IN     (ACCUMULATED     OFFICERS      SHAREHOLDERS'
DESCRIPTION                                SHARES     AMOUNT      CAPITAL       DEFICIT)     AND DIRECTORS      EQUITY
-----------                              ----------   -------   -----------   ------------   -------------   -------------
Balance at January 1, 1998.............  19,180,193   $19,180   $10,409,108   $(4,096,555)     $(430,000)     $ 5,901,733
Stock issued from exercise of options
  and warrants.........................     639,000       639       983,111             -              -          983,750
Common stock, net of issuance costs....   1,350,000     1,350     3,448,650             -              -        3,450,000
Warrants issued........................           -         -        40,000             -              -           40,000
Due from officers and directors........           -         -             -             -        (22,925)         (22,925)
Net loss...............................           -         -             -    (2,233,809)             -       (2,233,809)
                                         ----------   -------   -----------   -----------      ---------      -----------
Balance at December 31, 1998...........  21,169,193    21,169    14,880,869    (6,330,364)      (452,925)       8,118,749
Stock issued from exercise of options
  and warrants.........................     435,760       436       873,504             -              -          873,940
Common stock, net of issuance costs....   2,250,000     2,250    20,044,625             -              -       20,046,875
Warrants issued........................           -         -        63,996             -              -           63,996
Due from officers and directors........           -         -             -             -       (178,699)        (178,699)
Net earnings...........................           -         -             -       960,419              -          960,419
                                         ----------   -------   -----------   -----------      ---------      -----------
Balance at December 31, 1999...........  23,854,953    23,855    35,862,994    (5,369,945)      (631,624)      29,885,280
Payment for fractional shares..........           -         -        (3,770)            -              -           (3,770)
Stock issued from exercise of options
  and warrants.........................   1,254,597     1,255     3,988,268             -              -        3,989,523
Warrants issued........................           -         -        75,548             -              -           75,548
Due from officers and directors........           -         -             -             -        (30,274)         (30,274)
Tax benefit from exercise of stock
  options..............................           -         -     2,635,000             -              -        2,635,000
Net earnings...........................           -         -             -     5,676,427              -        5,676,427
                                         ----------   -------   -----------   -----------      ---------      -----------
Balance at December 31, 2000...........  25,109,550    25,110    42,558,040       306,482       (661,898)      42,227,734
Stock issued from exercise of options
  and warrants (unaudited).............      54,488        54       440,981             -              -          441,035
Warrants issued (unaudited)............           -         -        18,887             -              -           18,887
Due from officers and directors
  (unaudited)..........................           -         -             -             -         (8,572)          (8,572)
Common stock issued (unaudited)........     188,000       188     3,999,812             -              -        4,000,000
Net earnings (unaudited)...............           -         -             -     1,463,542              -        1,463,542
                                         ----------   -------   -----------   -----------      ---------      -----------
Balance at March 31, 2001 (unaudited)..  25,352,038   $25,352   $47,017,720   $ 1,770,024      $(670,470)     $48,142,626
                                         ==========   =======   ===========   ===========      =========      ===========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                           NYFIX, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                       THREE MONTH PERIODS
                                                 YEARS ENDED DECEMBER 31,                ENDED MARCH 31,
                                          ---------------------------------------   -------------------------
                                             1998          1999          2000          2000          2001
                                          -----------   -----------   -----------   -----------   -----------
                                                                                           (UNAUDITED)
Cash flows from operating activities:
   Net earnings (loss)..................  $(2,233,809)  $   960,419   $ 5,676,427   $   763,760   $ 1,463,542
   Adjustments to reconcile net earnings
      (loss) to net cash (used in)
      provided by operating activities:
      Depreciation......................      747,664     1,244,818     2,507,636       458,724       967,014
      Amortization......................      497,552       738,581     1,189,003       242,030       360,242
      Deferred income taxes.............            -             -      (585,300)            -             -
      Provision for bad debts...........       50,922        44,758       415,802        28,451       103,259
      Noncash financing charges.........       40,000        63,996        75,548        18,887        18,887
      Changes in assets and liabilities:
         Accounts receivable............   (1,609,039)   (3,716,160)   (5,385,352)      196,470    (1,930,097)
         Inventory......................       31,681       (24,356)     (439,165)       79,888        51,004
         Prepaid expenses and other
            current assets..............     (181,412)     (194,729)     (168,173)     (125,195)     (136,929)
         Receivable from officers.......      (28,986)      (36,409)      (43,449)       17,160         4,004
         Accounts payable...............      (53,855)      972,179     1,069,171       198,305      (867,127)
         Accrued expenses...............      263,016       702,217     2,151,012       174,211       742,853
         Advance billings...............    1,317,643     1,689,579     2,969,069       574,850       246,175
                                          -----------   -----------   -----------   -----------   -----------
Net cash provided by (used in) operating
   activities...........................   (1,158,623)    2,444,893     9,432,229     2,627,541     1,022,827
                                          -----------   -----------   -----------   -----------   -----------
Cash flows from investing activities:
   Capital expenditures.................   (2,342,698)   (4,263,724)   (6,084,180)     (820,413)   (1,086,040)
   Investment in NYFIX Millennium.......            -    (2,000,000)            -             -             -
   Due from NYFIX Millennium............            -      (861,970)   (1,123,111)     (194,815)      792,909
   Payments for product enhancement
      costs and other assets............     (809,243)   (1,643,670)   (2,179,464)     (444,702)     (858,215)
                                          -----------   -----------   -----------   -----------   -----------
Net cash used in investing activities...   (3,151,941)   (8,769,364)   (9,386,755)   (1,459,930)   (1,151,346)
                                          -----------   -----------   -----------   -----------   -----------
Cash flows from financing activities:
   Principal payments under capital
      lease obligations.................            -             -      (199,973)            -      (196,154)
   Proceeds from borrowings.............    2,300,000       700,000             -             -             -
   Repayment of borrowings..............     (593,564)            -      (500,000)            -      (250,000)
   Issuance of common stock, net of
      issuance costs....................    4,410,825     3,242,116     3,955,479     1,365,654       432,463
                                          -----------   -----------   -----------   -----------   -----------
Net cash provided by (used in) financing
   activities...........................    6,117,261     3,942,116     3,255,506     1,365,654       (13,691)
                                          -----------   -----------   -----------   -----------   -----------
Increase (decrease) in cash and cash
  equivalents...........................    1,806,697    (2,382,355)    3,300,980     2,533,265      (142,210)
Cash and cash equivalents, beginning of
  period................................    2,141,307     3,948,004     1,565,649     1,565,649     4,866,629
                                          -----------   -----------   -----------   -----------   -----------
Cash and cash equivalents, end of
  period................................  $ 3,948,004   $ 1,565,649   $ 4,866,629   $ 4,098,914   $ 4,724,419
                                          ===========   ===========   ===========   ===========   ===========
Supplemental Information:
   Cash paid during the period for
      interest..........................  $    69,044   $   149,777   $   274,490   $    47,518   $    36,992
   Cash paid during the period for
      income taxes......................       12,466        39,150       286,634        28,900        22,905
   Capital lease obligations incurred...            -             -     2,022,892             -       523,950
   Common stock issued for investment in
      NYFIX Millennium..................            -    17,500,000             -             -     4,000,000

The accompanying notes to consolidated financial statements are an integral part of these statements.

                           NYFIX, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND PRESENTATION

     NYFIX, Inc. and subsidiary (the "Company") operates as a financial technology company focusing on electronic trading infrastructure and technologies. The Company provides desktop solutions, stationary and wireless exchange floor systems, electronic automation systems and straight-through processing to the professional trading segment of the brokerage community. The Company is headquartered in Stamford, Connecticut and maintains operations in New York, Chicago and London.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Principles of Consolidation

     The consolidated financial statements include the accounts of NYFIX, Inc. and its subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

   Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Reclassifications

     Certain 1998 and 1999 balances have been reclassified to conform to the 2000 presentation.

   Cash and Cash Equivalents

     The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

   Inventory

     Inventory consists of parts, finished goods and materials and is stated at the lower of cost, determined on an average cost basis, or market.

   Property and Equipment

     Property and equipment is stated at cost less accumulated depreciation. Included in equipment are certain costs related to the development of the NYFIX network to support the Company's subscription and service-based businesses. Depreciation is provided using the straight-line method over the estimated useful lives of the assets ranging from two to eight years. The estimated useful lives for subscription and service-based equipment are generally two to three years.

   Other Assets

     Other assets consist principally of patents, deferred product enhancements costs (capitalized based on time incurred for enhancements of products which have achieved technological feasibility) and deposits. Product enhancement costs are being amortized using the straight-line method over three years. Patent costs are being amortized over seventeen years.

   Long-Lived Assets

     Long-lived assets, primarily equipment and the investment in NYFIX Millennium, are reviewed for impairment whenever events or circumstances indicate that the asset's undiscounted expected cash flows are not sufficient to recover its carrying amount. The Company measures an impairment loss by comparing the fair value of the asset to its carrying amount. The fair value of an asset is calculated based upon the present value of expected future cash flows. There has been no impairment in long-lived assets through March 31, 2001.

                           NYFIX, INC. AND SUBSIDIARY

   Revenue Recognition

     Sales are generally recorded upon shipment of the product to and acceptance by customers. Subscription revenue is recognized ratably over the life of the subscription agreements with customers. Revenue from service contracts is recognized ratably over the period the services are performed. Amounts billed in advance for service and subscription contracts are deferred and reflected as advance billings.

   Research and Development

     The Company expenses research and development costs as incurred.

   Advertising

     The Company expenses advertising costs as incurred. Advertising expense was $294,000, $159,000 and $170,000 for the years ended December 31, 1998, 1999 and 2000, respectively.

   Foreign Currency Translation

     The Company's functional currency is the U.S. dollar. Accordingly, the monetary assets and liabilities of the London sales office are translated at year-end exchange rates while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates in effect during the year, except for depreciation and cost of sales, which are translated at historical rates. The resulting currency translation gain or loss is included in the results of operations.

   Cumulative Effect of a Change in Accounting Principle

     In 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 (SOP 98-5), Reporting on the Costs of Start-Up Activities. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. The Company adopted the SOP in 1999 and recognized a charge for the cumulative effect of accounting change of $42,000.

   Income Taxes

     Deferred income taxes have been provided for temporary differences between the Company's financial statement and income tax basis of the Company's assets and liabilities using presently enacted tax rates.

   Financial Instruments

     The carrying value for all current assets and current liabilities approximates fair value because of their short-term nature. The carrying value of the Company's long-term debt also approximates its fair value based on prevailing interest rates.

   Accrued Expenses

     Included in accrued expenses is sales tax payable of $595,000 and $1,542,000 at December 31, 1999 and 2000, respectively.

   Comprehensive Income

     For all years presented, comprehensive income was equal to net earnings.

   Impact of Recently Issued Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities. SFAS 133 is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities.

                           NYFIX, INC. AND SUBSIDIARY

Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company adopted SFAS 133 effective January 1, 2001. The adoption of SFAS 133 did not have a significant impact on the financial position, results of operations, or cash flows of the Company.

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements. SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The adoption of SAB 101 did not have an effect on Company's consolidated financial statements.

     In March 2000, the FASB issued Interpretation No. 44 (FIN 44), Accounting for Certain Transactions Involving Stock Compensation. FIN 44, an interpretation of Accounting Principles Bulletin 25 (APB 25), Accounting for Stock Issued to Employees, provides guidance on the application of APB 25 for stock compensation involving employees. The adoption of FIN 44 did not have an effect on the Company's consolidated financial statements.

   Interim Financial Information (unaudited)

     The historical consolidated financial information for the three months ended March 31, 2000 and March 31, 2001 and as of March 31, 2001 have been derived from the Company's unaudited consolidated financial statements, which in the opinion of management include all adjustments (consisting of normal recurring adjustments) that are necessary to present fairly the results of operations and financial position for the periods and the date presented. The results of operations for the three months ended March 31, 2001 are not necessarily indicative of the results to be expected for the full year.

3.  INVENTORY

     Inventory consists of the following:

                                                               DECEMBER 31,
                                                         ------------------------     MARCH 31,
                                                            1999          2000          2001
                                                         ----------    ----------    -----------
                                                                                     (UNAUDITED)
Parts and materials....................................  $  828,259    $1,174,727    $1,245,068
Work in process........................................           -        39,629             -
Finished goods.........................................     557,399       620,467       538,451
                                                         ----------    ----------    ----------
                                                          1,385,658     1,834,823     1,783,519
Less: Allowance for obsolescence.......................      82,000        92,000        91,700
                                                         ----------    ----------    ----------
            Total......................................  $1,303,658    $1,742,823    $1,691,819
                                                         ==========    ==========    ==========

4.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1999          2000
                                                              ----------    -----------
Computer software...........................................  $  424,022    $   458,939
Leasehold improvements......................................     169,755        558,356
Furniture and equipment.....................................   1,463,694      2,428,962
Subscription and service bureau equipment...................   6,514,267     11,161,438
Service bureau equipment under capital leases...............           -      2,022,892
                                                              ----------    -----------
                                                               8,571,738     16,630,587
Less: Accumulated depreciation..............................   2,698,701      5,158,114
                                                              ----------    -----------
            Total...........................................  $5,873,037    $11,472,473
                                                              ==========    ===========

                           NYFIX, INC. AND SUBSIDIARY

     Included in accumulated depreciation at December 31, 2000 is depreciation on leased service bureau equipment of $123,000. Included in cost of revenues is depreciation expense of $291,000, $586,000 and $1,257,000 for 1998, 1999 and
2000, respectively.

5.  OTHER ASSETS

     Included in other assets are unamortized deferred product enhancement costs of $1,811,000 and $2,378,000 as of December 31, 1999 and 2000, respectively.
Amounts deferred are based upon an analysis of payroll and other costs directly related to the enhancement of existing products. Included in cost of revenues is amortization expense for product enhancement costs of $479,000, $719,000 and $1,185,000 for 1998, 1999 and 2000, respectively. Included in depreciation and amortization expense is amortization expense for other deferred assets of $19,000, $20,000 and $4,000 for 1998, 1999 and 2000, respectively.

6.  EARNINGS PER SHARE

     The Company's basic earnings per common share ("EPS") is calculated based on net earnings (loss) available to common shareholders and the weighted-average number of shares outstanding during the reported period. Diluted EPS includes additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of outstanding stock options and warrants.

                                                                                 THREE MONTH PERIODS
                                         YEARS ENDED DECEMBER 31,                  ENDED MARCH 31,
                                 -----------------------------------------    --------------------------
                                    1998           1999           2000           2000           2001
                                 -----------    -----------    -----------    -----------    -----------
                                                                                     (UNAUDITED)
Net earnings (loss)............  $(2,233,809)   $   960,419    $ 5,676,427    $   763,670    $ 1,463,542
                                 ===========    ===========    ===========    ===========    ===========
Basic weighted average shares
  outstanding..................   19,862,843     21,752,583     24,480,356     24,036,321     25,195,953
                                 ===========    ===========    ===========    ===========    ===========
Basic earnings (loss) per
  common share.................  $     (0.11)   $      0.04    $      0.23    $      0.03    $      0.06
                                 ===========    ===========    ===========    ===========    ===========
Basic weighted average shares
  outstanding..................   19,862,843     21,752,583     24,480,356     24,036,321     25,195,953
  Dilutive options.............            -      1,306,029      1,911,485      2,088,313      1,691,423
  Dilutive warrants............            -        248,300         33,289        122,984         32,713
                                 -----------    -----------    -----------    -----------    -----------
Diluted weighted average shares
  outstanding..................   19,862,843     23,306,912     26,425,130     26,247,618     26,920,089
                                 ===========    ===========    ===========    ===========    ===========
Diluted earnings (loss) per
  common share.................  $     (0.11)   $      0.04    $      0.21    $      0.03    $      0.05
                                 ===========    ===========    ===========    ===========    ===========

     Stock options and warrants were excluded from the EPS calculation for 1998 since their inclusion would be anti-dilutive.

7.  CAPITAL STOCK

     On October 21, 1999, shareholders approved an increase in the authorized shares of the Company's common and preferred stock. Common shares were increased to 60 million from 15 million shares and preferred shares to 5 million from 1 million shares. Along with this increase, the Board of Directors authorized a 3 for 2 stock split in the form of a 50% stock dividend to all shareholders of record on November 1, 1999, which was paid on November 15, 1999. On March 13, 2000, the Board of Directors authorized a 3 for 2 stock split in the form of a 50% stock dividend to all shareholders of record on March 24, 2000, which was paid April 4, 2000. All per share and share data in the consolidated financial statements and notes thereto have been restated to reflect the stock splits.

                           NYFIX, INC. AND SUBSIDIARY

     On September 7, 1999, the Company completed a private placement of 281,250 shares of common stock to an institutional investment firm at a price equal to the average closing price of the stock for the 30-day period prior to the closing date on September 1, 1999. This approximated the fair market value of the stock at $9.0555 per share for an aggregate value of $2,546,875.

     On November 24, 1998, the Company completed a private placement of 1,350,000 shares of common stock, at a price of $2.6666 per share, for an aggregate value of $3,600,000. Costs related to this offering amounted to $150,000 resulting in net proceeds to the Company of $3,450,000.

     On September 1, 1997, the Board of Directors declared a dividend of a preference share purchase right (a "Right") for each outstanding share of common stock of the Company held by shareholders of record on September 19, 1997. Each share of common stock issued by the Company after such record date has the same Right attached thereto. Each Right entitles the registered holder to purchase from the Company, at any time after a shareholder acquires 20% or more of the Company's outstanding common stock, as set forth in the Rights Agreement, shares of the Company's Series A Preferred Stock ("Preference Stock"). The purchase price is $40 per one one-hundredth of a share of Preference Stock, subject to adjustment as set forth in the Rights Agreement.

     During 2000, 495,000 warrants and 760,000 options were exercised for 1,255,000 shares of common stock. The Company received $1,337,000 from the warrant exercises and $2,652,000 from the option exercises.

8.  MAJOR CUSTOMERS

     For the year ended December 31, 1998, one customer accounted for 13% of total revenues and 26% of accounts receivable, and another customer accounted for 13% of total revenues and 16% of accounts receivable. For the year ended December 31, 1999, one customer accounted for 13% of total revenues and another customer accounted for 11% of accounts receivable. For the year ended December 31, 2000, no customer accounted for more than 10% of total revenues or accounts receivable.

9.  DEBT AND CAPITAL LEASE OBLIGATIONS

     On July 13, 1998, the Company entered into a three-year $3 million line of credit agreement with a financial institution with advances on such agreement available to the Company during the first eighteen months. The credit agreement was primarily intended to finance equipment expenditures. The credit agreement bears interest at either LIBOR plus 1.25% or at the bank's prime rate, at the Company's discretion. The Company drew down an aggregate of $1,800,000 under the credit agreement during 1998 and an additional $700,000 during 1999. The weighted average outstanding borrowings during 2000 were approximately $2,398,000 at a weighted average interest rate of 7.48%. The weighted average outstanding borrowings during 1999 were $2,059,000 at a weighted average interest rate of 7.43%. The credit agreement prohibited the Company from making principal repayments prior to February 1, 2000. Repayment of principal commenced on July 30, 2000, with twelve monthly installments of $83,333 with the remaining balance due on July 30, 2001. A non-employee shareholder of the Company and the Company's president personally secured the debt. In consideration for securing the indebtedness under the credit agreement, the non-employee shareholder and president received 337,500 and 56,250 warrants, respectively, to purchase the Company's common stock at approximately $2.83 per share, which was the market value of the Company's common stock on the date such warrants were issued. Expenses related to the warrants issued are being recognized over the three-year term of the credit agreement.

     In association with obtaining the $3 million line of credit facility, the Company terminated its previous $500,000 line of credit agreement and repaid all outstanding term loans. The weighted average outstanding borrowing under the previous credit line was $74,000 during 1998 at a weighted average interest rate of 9.50%.

     At December 31, 2000, the Company was committed under capital lease obligations with interest rates ranging from 8.28% to 13.04% for maturities ranging from January 2, 2003 to December 31, 2003. At December 31, 2000, the amount of the obligation was $1,823,000, with $693,000 classified as current.

                           NYFIX, INC. AND SUBSIDIARY

     Capital lease obligations at December 31, 2000 are payable as follows:

YEAR ENDING DECEMBER 31,                                          AMOUNT
------------------------                                        ----------
2001........................................................    $  865,000
2002........................................................       865,000
2003........................................................       366,000
                                                                ----------
Total.......................................................     2,096,000
Less portion of lease payments representing interest........       273,000
                                                                ----------
Present value of minimum lease payments.....................    $1,823,000
                                                                ==========

     Capital leases generally provide that the Company pay property taxes and operating costs. Certain service bureau equipment under capital lease obligations is leased to NYFIX Millennium, L.L.C. See Note 18.

10.  COMMITMENTS AND CONTINGENCIES

     At December 31, 2000, the Company was committed under operating leases for offices, production facilities and equipment for terms expiring through March 25, 2009. Future minimum annual rental payments are as follows:

YEAR ENDING DECEMBER 31,                                  AMOUNT
------------------------                                ----------
2001..................................................  $1,856,000
2002..................................................   1,663,000
2003..................................................   1,580,000
2004..................................................   1,581,000
2005..................................................   1,357,000
Thereafter............................................   1,641,000

     Aggregate rental expense amounted to $623,000, $780,000 and $959,000 for the years ended December 31, 1998, 1999 and 2000, respectively.

     The Company has an employment agreement with its President, which calls for a base salary of $150,000, with such base salary to be reviewed on an annual basis by the Compensation Committee of the Board of Directors.

11.  RELATED PARTY TRANSACTIONS

     Certain executive officers and directors of the Company have amounts due to the Company for the exercise of warrants and options for common stock, with interest at rates ranging from 0% to 7.5%, for maturities ranging from December 1, 2001 to December 30, 2003. Such amounts aggregated $631,624 and $661,898 as of December 31, 1999 and 2000, respectively, and have been shown as a reduction of shareholders' equity.

     At December 31, 1999 and 2000, the Company had amounts receivable from officers for travel and payroll advances of $156,992 and $200,441, respectively.

12.  DEFINED CONTRIBUTION PLAN

     The Company sponsors a 401(k) retirement plan (the "Plan") covering substantially all of its U.S. employees who meet eligibility requirements. The Plan permits participants to contribute up to a maximum of 15% of their annual compensation, as defined, not to exceed the federal limit of $10,500 in 2000. The Plan permits the Company to match employees' tax-deferred contributions up to a maximum of 3% of employees' compensation provided the Company employs the employee at the end of the year. Remaining contributions under the Plan are discretionary. Total Company contributions under the Plan were $57,000, $80,000 and $143,000 in 1998, 1999 and 2000, respectively.

                           NYFIX, INC. AND SUBSIDIARY

13.  STOCK WARRANTS AND STOCK OPTION PLAN

     On March 30, 1999, the Board of Directors approved the second amendment to the Amended and Restated 1991 Incentive and Nonqualified Stock Option Plan. Under this amendment, the number of options reserved for issuance was increased from 3,375,000 shares to 5,625,000 shares of common stock. This amendment was approved at the Company's Annual Meeting of Shareholders held on June 7, 1999. On March 29, 2000, the Board of Directors approved the third amendment to the Amended and Restated 1991 Incentive and Nonqualified Stock Option Plan. Under this amendment, the number of options reserved for issuance was increased from 5,625,000 shares to 6,625,000 shares of common stock. This amendment was approved at the Company's Annual Meeting of Shareholders held on June 5, 2000. All stock options granted were at fair market value at the date of grant, and expire ten years from the date of grant. The Plan expires on June 23, 2001.

     At December 31, 1998, 1999 and 2000, the following options and warrants had been granted and were outstanding:

                                                           WEIGHTED                    WEIGHTED
                                              STOCK        AVERAGE        STOCK        AVERAGE
                                             OPTIONS    EXERCISE PRICE   WARRANTS   EXERCISE PRICE
                                            ---------   --------------   --------   --------------
Outstanding at January 1, 1998............  2,142,000       $ 2.01        593,633       $1.56
   Granted................................    903,825         2.97        450,000        2.81
   Exercised..............................   (452,250)        1.58       (186,750)       1.45
   Forfeited..............................   (171,900)        2.90       (123,750)       1.25
                                            ---------                    --------
Outstanding at December 31, 1998..........  2,421,675         2.37        733,133        2.41
   Granted................................  1,446,638         6.59              -           -
   Exercised..............................   (253,953)        2.38       (181,883)       1.50
   Forfeited..............................    (61,875)        2.69              -           -
                                            ---------                    --------
Outstanding at December 31, 1999..........  3,552,485         4.09        551,250        2.74
   Granted................................  2,007,063        28.00              -           -
   Exercised..............................   (759,713)        3.75       (495,000)       2.70
   Forfeited..............................   (270,448)       12.41              -           -
                                            ---------                    --------
Outstanding at December 31, 2000..........  4,529,387        11.50         56,250        2.83
                                            =========                    ========

     The weighted average fair value of stock options granted during the years ended December 31, 1998, 1999 and 2000 was $1.71, $13.25 and $16.02,
respectively. The weighted average fair value of warrants granted during the year ended December 31, 1998 was $1.30.

     The following table summarizes the options and warrants exercisable at December 31, 1998, 1999 and 2000 and the weighted average fair value of warrants and options granted during the years then ended:

                                               EXERCISABLE OPTIONS         EXERCISABLE WARRANTS
                                            --------------------------   -------------------------
                                                           WEIGHTED                    WEIGHTED
                                                           AVERAGE                     AVERAGE
                                             OPTIONS    EXERCISE PRICE   WARRANTS   EXERCISE PRICE
                                            ---------   --------------   --------   --------------
Shares exercisable at December 31, 1998...    550,125       $1.98        165,008        $1.40
Shares exercisable at December 31, 1999...  1,017,557       $2.25        551,250        $2.74
Shares exercisable at December 31, 2000...  1,376,321       $3.16         56,250        $2.83

                           NYFIX, INC. AND SUBSIDIARY

     The following table summarizes information about stock options and warrants outstanding at December 31, 2000:

                                  GRANTED                           EXERCISABLE
                 -----------------------------------------   --------------------------
                     NUMBER          WEIGHTED     WEIGHTED       NUMBER        WEIGHTED
   RANGE OF        OUTSTANDING       AVERAGE      AVERAGE      EXERCISABLE     AVERAGE
   EXERCISE      AT DECEMBER 31,    REMAINING     EXERCISE   AT DECEMBER 31,   EXERCISE
    PRICES            2000         LIFE (YEARS)    PRICE          2000          PRICE
---------------  ---------------   ------------   --------   ---------------   --------
$ 1.14 - $ 1.61       147,500          4.37        $ 1.42         147,500       $ 1.42
  2.00 -   2.20       928,374          6.01          2.12         604,375         2.11
  2.50 -   3.61       831,662          7.61          2.93         497,208         2.90
  3.89 -   6.94       620,188          8.55          6.72         117,750         6.60
 10.11 -  18.75     1,211,213          9.03         14.50          65,738        12.25
 21.33 -  33.00       456,200          9.38         25.76               -            -
 33.13 -  44.00       390,500          9.54         36.27               -            -
                    ---------                                   ---------
                    4,585,637                                   1,432,571
                    =========                                   =========

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1999 and 2000:

     - Risk free interest rates range from 4.18% to 6.42%,

     - Expected dividend yields of 0%,

     - Expected lives of 3 to 5 years, and

     - Expected volatility of 63%, 65% and 70%, respectively.

     The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations to account for its stock plans. Except for certain warrants granted to non-employees during 1998, no compensation cost has been recognized for any option grants in the accompanying consolidated statements of operations. Had compensation costs been determined in accordance with the fair value method as defined in SFAS No. 123, Accounting for Stock-Based Compensation, the net earnings (loss) and basic and diluted earnings
(loss) per share would have been reduced from the following as reported amounts to the following pro forma amounts:

                                                               YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------
                                                          1998          1999          2000
                                                       -----------    ---------    -----------
Net earnings (loss):
   As reported.......................................  $(2,233,809)   $ 960,419    $ 5,676,427
                                                       ===========    =========    ===========
   Pro forma.........................................  $(3,215,042)   $(831,791)   $(1,650,000)
                                                       ===========    =========    ===========
Basic earnings (loss) per common share:
   As reported.......................................  $     (0.11)   $    0.04    $      0.23
                                                       ===========    =========    ===========
   Pro forma.........................................  $     (0.16)   $   (0.04)   $     (0.07)
                                                       ===========    =========    ===========
Diluted earnings (loss) per common share:
   As reported.......................................  $     (0.11)   $    0.04    $      0.21
                                                       ===========    =========    ===========
   Pro forma.........................................  $     (0.16)   $   (0.04)   $     (0.07)
                                                       ===========    =========    ===========

                           NYFIX, INC. AND SUBSIDIARY

14.  BUSINESS SEGMENT INFORMATION

     The Company has adopted the disclosure requirements of SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which establishes standards for additional disclosure about operating segments for interim and annual financial statements. This standard requires financial and descriptive information be disclosed for segments whose operating results are reviewed by the Company for decisions on resource allocation. It also establishes standards for related disclosures about products and services, geographic areas and major customers.

     The Company operates in a single industry segment as a financial technology company focusing on electronic trading infrastructure and technologies. The Company provides desktop solutions, stationary and wireless exchange floor systems, electronic automation systems and straight-through processing to the professional trading segment of the brokerage community. The Company has offices in Stamford, Connecticut, New York, Chicago and London. Each office has the opportunity to sell or enter into subscriptions for any of the Company's products and services. However, the operating results of the Company's products and services are not individually reported nor are they managed or evaluated individually by the Chief Executive Officer, who is the Company's chief decision maker. As such, the Company does not segment its business by products and services.

     Identifiable assets by geographic location include assets directly identifiable with those locations. Corporate assets consist primarily of cash and cash equivalents and fixed assets associated with non-operating activities.

                           NYFIX, INC. AND SUBSIDIARY

     Summarized financial information by geographic location is as follows (in 000's):

                                                       DECEMBER 31,                MARCH 31,
                                               -----------------------------    ----------------
                                                1998       1999       2000       2000      2001
                                               -------    -------    -------    ------    ------
                                                                                  (UNAUDITED)
Revenues:
   Stamford and New York.....................  $ 4,203    $ 9,287    $18,111    $3,517    $6,221
   London....................................    2,001      2,636      2,678       725     1,597
   Chicago...................................       31        286      3,191       138       604
   Inter-location sales......................       95         78          5         5         -
   Inter-location elimination................      (95)       (78)        (5)       (5)        -
                                               -------    -------    -------    ------    ------
Total revenues...............................  $ 6,235    $12,209    $23,980    $4,380    $8,422
                                               =======    =======    =======    ======    ======
Gross profit:
   Stamford and New York.....................  $ 1,936    $ 5,897    $12,263    $2,467    $4,448
   London....................................    1,745      2,288      2,236       640     1,460
   Chicago...................................       22        259      3,104       123       574
                                               -------    -------    -------    ------    ------
Total gross profit...........................  $ 3,703    $ 8,444    $17,603    $3,230    $6,482
                                               =======    =======    =======    ======    ======
Identifiable assets at December 31:
   Stamford and New York.....................  $ 7,284    $34,313    $45,554
   London....................................    1,472      2,411      2,857
   Chicago...................................       57        346      2,122
   Corporate.................................    4,184      1,758      7,025
                                               -------    -------    -------
Total identifiable assets....................  $12,997    $38,828    $57,558
                                               =======    =======    =======
Capital expenditures:
   Stamford and New York.....................  $ 2,259    $ 4,184    $ 5,925
   London....................................       81         31         26
   Chicago...................................        3         49        133
                                               -------    -------    -------
Total capital expenditures...................  $ 2,343    $ 4,264    $ 6,084
                                               =======    =======    =======
Depreciation:
   Stamford and New York.....................  $   676    $ 1,198    $ 2,436
   London....................................       69         39         29
   Chicago...................................        3          8         43
                                               -------    -------    -------
Total depreciation...........................  $   748    $ 1,245    $ 2,508
                                               =======    =======    =======

                           NYFIX, INC. AND SUBSIDIARY

15.  INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liability recognized as of December 31, 1999 and 2000 are presented below:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1999          2000
                                                              ----------    ----------
Deferred tax assets:
   Bad debt expense.........................................  $   50,000    $  181,500
   Inventory obsolescence...................................      32,800        39,600
   Product development costs................................     218,700       375,500
   Operating loss carryforward..............................   1,721,000     1,511,000
   AMT credit carryforward..................................           -        78,000
   Other....................................................      50,500        69,000
                                                              ----------    ----------
      Total deferred tax assets.............................   2,073,000     2,254,600
Less valuation allowance....................................   2,010,300             -
                                                              ----------    ----------
      Net deferred tax assets...............................      62,700     2,254,600
Less deferred tax liability:
   Depreciation and amortization............................      62,700       158,600
                                                              ----------    ----------
      Net deferred tax amount...............................  $        -    $2,096,000
                                                              ==========    ==========

     As of December 31, 1999, the Company established a full valuation allowance for its deferred tax assets based upon management's determination of the amount that would ultimately be realized. Based upon the continued profitability of the Company during 2000 as well as expected future profitability, management determined as of December 31, 2000, that a valuation allowance was no longer required.

     At December 31, 2000, the Company had net operating loss carryforwards for federal income tax purposes of $3,776,000 expiring in 2014 through 2019. In addition, the net operating loss carryforwards may be significantly limited in the future under Internal Revenue Code Section 382 as a result of ownership changes resulting from the Company's equity offerings.

     The exercise of non-qualified stock options and the disqualifying dispositions of incentive stock options under the Company's stock option plans gives rise to compensation which is includable in the taxable income of the recipients and deductible by the Company for federal and state income tax purposes. The tax benefit recognized from the utilization of such deductions increased paid-in capital by $2,635,000 during the year ended December 31, 2000.

     The reconciliation between the federal statutory income tax rate and the Company's income tax provision (benefit) is as follows:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                              1998    1999    2000
                                                              ----    ----    ----
Statutory tax rate..........................................  (34)%    34%     34%
State and local taxes, net of federal benefit...............   (6)      6       2
Alternative minimum tax and other...........................    -       3       1
Valuation allowance.........................................   40     (34)    (27)
                                                              ---     ---     ---
                                                                0%      9%     10%
                                                              ===     ===     ===

                           NYFIX, INC. AND SUBSIDIARY

     Significant components of the provision (benefit) for income taxes are as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                         -------------------------------------
                                                           1998         1999          2000
                                                         ---------    ---------    -----------
Current:
   Federal.............................................  $       -    $       -    $ 1,020,555
   State and Foreign...................................     12,466       94,400        166,000
                                                         ---------    ---------    -----------
            Total current..............................     12,466       94,400      1,186,555
                                                         ---------    ---------    -----------
Deferred:
   Federal.............................................   (727,000)     321,800      1,200,000
   State and Foreign...................................   (128,000)      68,300        225,000
   Increase (decrease) in valuation allowance..........    855,000     (390,100)    (2,010,300)
                                                         ---------    ---------    -----------
            Total deferred.............................          -            -       (585,300)
                                                         ---------    ---------    -----------
            Total provision for income taxes...........  $  12,466    $  94,400    $   601,255
                                                         =========    =========    ===========

16.  VALUATION AND QUALIFYING ACCOUNTS

                                            BALANCE AT       ADDITIONS
                                            BEGINNING     CHARGED TO COSTS    DEDUCTIONS    BALANCE AT
                                             OF YEAR        AND EXPENSES      WRITE-OFFS    END OF YEAR
                                            ----------    ----------------    ----------    -----------
Allowance for doubtful accounts:
December 31, 1998.........................   $144,000         $ 50,922         $101,936      $ 92,986
                                             ========         ========         ========      ========
December 31, 1999.........................   $ 92,986         $ 44,758         $ 12,744      $125,000
                                             ========         ========         ========      ========
December 31, 2000.........................   $125,000         $415,802         $119,802      $421,000
                                             ========         ========         ========      ========
Inventory reserve:
December 31, 1998.........................   $ 82,000         $      -         $      -      $ 82,000
                                             ========         ========         ========      ========
December 31, 1999.........................   $ 82,000         $      -         $      -      $ 82,000
                                             ========         ========         ========      ========
December 31, 2000.........................   $ 82,000         $ 10,000         $      -      $ 92,000
                                             ========         ========         ========      ========

17.  EXPORT SALES

     Revenue from export sales, principally software sales revenue, was $234,000, $733,000 and $2,419,000 for the years ended December 31, 1998, 1999 and 2000, respectively.

18.  INVESTMENT IN NYFIX MILLENNIUM

     On October 27, 1999, the Company announced the formation of NYFIX Millennium, L.L.C. ("NYFIX Millennium") with seven international investment banks and brokerage firms (the "Consortium"). The Company owns 50% of NYFIX Millennium and the Consortium owns the remaining 50%. NYFIX Millennium intends to operate as an alternative trading system. All of the partners of the Consortium, and the Company, invested $2,000,000 each in NYFIX Millennium. Each Consortium partner received 281,250 shares of common stock of the Company, for an aggregate 1,968,750 shares, in return for granting the Company the option to purchase up to an additional 30% of NYFIX Millennium. The Company may exercise the option through the exchange of one share of the Company's common stock for each NYFIX Millennium unit to be purchased, subject to adjustments in the event of any split, combination, reclassification or other adjustments to the capital structure of the Company.

     In March 2001, NYFIX Millennium added four new partners. Pursuant to the terms of the Operating Agreement of NYFIX Millennium, each new partner contributed $2,000,000 to NYFIX Millennium, and the

                           NYFIX, INC. AND SUBSIDIARY

Company maintained its 50% ownership interest in NYFIX Millennium in exchange for reducing certain of its rights to share in future dividend distributions of NYFIX Millennium. The Company issued 94,000 shares of its common stock to each new partner in return for the same option rights noted above. As of March 31, 2001, 188,000 shares were issued to two of the new partners with the remaining 188,000 shares issued to the other two new partners in early April 2001.

     The Company's total investment in NYFIX Millennium of $23,500,000 at March 31, 2001, consists of $21,500,000 (1,968,750 shares in 1999 of Company stock x $8.89 and 188,000 shares in March 2001 of Company stock x $21.28) and a capital cash contribution of $2,000,000. Pursuant to the Operating Agreement, the first $14,000,000 in losses will be allocated to the Consortium investors, which equals the extent of their capital investment in NYFIX Millennium. Losses in excess of $14,000,000, if any, will be allocated to the new partners up to an additional $8,000,000, which equals the extent of their capital investment in NYFIX Millennium. No portion of these losses will be borne by the Company. The Company has temporarily funded certain operating costs and capital expenditures on behalf of NYFIX Millennium until its operations commence. Such costs are reflected as Due from NYFIX Millennium on the Company's consolidated balance sheets.

     The Company leases computer and office space to NYFIX Millennium on a month-to-month basis pursuant to a management agreement with NYFIX Millennium. Future payments from NYFIX Millennium for such leases are expected to be as follows:

YEAR ENDING
DECEMBER 31,                                               AMOUNT
------------                                              --------
2001..................................................    $849,000
2002..................................................     700,000
2003..................................................     227,000
2004..................................................      69,000
2005..................................................      34,000

19.  QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                  THREE MONTHS PERIODS ENDED
                                                 -------------------------------------------------------------
                                                 MARCH 31,      JUNE 30,     SEPTEMBER 30,      DECEMBER 31,
                                                 ----------    ----------   ----------------   ---------------
1999:
  Total revenues.............................    $2,405,162    $3,041,566      $2,996,589        $3,776,134
                                                 ==========    ==========      ==========        ==========
  Gross profit...............................    $1,742,271    $2,064,617      $2,093,979        $2,542,997
                                                 ==========    ==========      ==========        ==========
  Net earnings...............................    $   30,177    $  150,165      $  367,668        $  412,409
                                                 ==========    ==========      ==========        ==========
  Basic earnings per common share............    $     0.00    $     0.01      $     0.02        $     0.02
                                                 ==========    ==========      ==========        ==========
  Diluted earnings per common share..........    $     0.00    $     0.01      $     0.02        $     0.02
                                                 ==========    ==========      ==========        ==========
2000:
  Total revenues.............................    $4,380,008    $5,534,328      $6,510,825        $7,555,006
                                                 ==========    ==========      ==========        ==========
  Gross profit...............................    $3,229,960    $3,996,419      $4,760,880        $5,615,556
                                                 ==========    ==========      ==========        ==========
  Net earnings...............................    $  763,760    $1,077,059      $1,665,378        $2,170,230
                                                 ==========    ==========      ==========        ==========
  Basic earnings per common share............    $     0.03    $     0.04      $     0.07        $     0.09
                                                 ==========    ==========      ==========        ==========
  Diluted earnings per common share..........    $     0.03    $     0.04      $     0.06        $     0.08
                                                 ==========    ==========      ==========        ==========

[THE BACK COVER ART IS TITLED "NYFIX INC. -- ELECTRONICALLY CONNECTING THE BROKERAGE COMMUNITY."

THE ARTWORK CONSISTS OF A CENTRAL CIRCULAR GRAPHIC WITH SIX LINKED CIRCLES SURROUNDING IT. THE CENTER CIRCLE IS LABELED "NYFIX MILLENNIUM" AND IS SURROUNDED BY A RING LABELED "NYFIX NETWORK."

THE SIX LINKED CIRCLES ARE TITLED AS FOLLOWS: BROKER DEALERS; INSTITUTIONAL MONEY MANAGEMENT FIRMS; EXCHANGE FLOORS (NYSE, AMEX, CBOT, NASDAQ); REGIONAL EXCHANGES (PACIFIC STOCK EXCHANGE, PHILADELPHIA STOCK EXCHANGE, BOSTON STOCK EXCHANGE); ECNS & ATSS (ARCHIPELAGO, INSTINET, POSIT, REDIBOOK ECN); INTERNATIONAL BOURSES (LIFFE, DEUTSCHE BOURSE, SIMEX, MATIF)]

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                                3,000,000 SHARES

                                  [NYFIX LOGO]

                                  COMMON STOCK

                                    JPMORGAN

                                  UBS WARBURG

                               ROBERTSON STEPHENS

                           U.S. BANCORP PIPER JAFFRAY

                                 JUNE 22, 2001

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

     NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE U.S. TO PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN THAT JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE U.S. ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS APPLICABLE TO THAT JURISDICTION.

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